Exhibit 10.1

EXECUTION VERSION

INTEREST PURCHASE AGREEMENT

dated as of May 3, 2021

by and among

RRR PALMS LLC,

STATION CASINOS LLC,

SMGHA NEVADA, LLC

and

YUHAVIATAM, LLC

i

ii

iii

SCHEDULES

Schedule I	Purchased Interests
Schedule II	Company Subsidiaries
Schedule III	Notices
Schedule IV	Required Gaming Approvals
Schedule V	Palms Schedule of Assets and Liabilities

EXHIBITS

Exhibit A	Form of Assignment Agreement
Exhibit B	Form of Excluded Assets and Liabilities Assignment and Assumption Agreement
Exhibit C	Title Commitments
Exhibit D	Players List
Exhibit E	Form of Transition Services Agreement
Exhibit F	Title Affidavit

iv

INTEREST PURCHASE AGREEMENT

This INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 3, 2021, by and among RRR Palms LLC, a Nevada limited liability company (the “Company”), Station Casinos LLC, a Nevada limited liability company (“Seller”), SMGHA Nevada, LLC, a Nevada limited liability company (“Buyer”) and Yuhaviatam, LLC, a California limited liability Company (“Guarantor”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 8.1 hereof.

WHEREAS, Seller is the sole member and record and beneficial owner of the Purchased Interests;

WHEREAS, Seller owns all of the outstanding membership interests of the Company (the “Purchased Interests”);

WHEREAS, the Company is the record and beneficial owner of 100% of the outstanding equity interests of each of the entities listed on Schedule II hereto (collectively, the “Company Subsidiaries,” and each, a “Company Subsidiary”);

WHEREAS, the Company, together with certain of the Company Subsidiaries, owns and operates the Palms Casino Resort (the “Property”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Purchased Interests, on the terms and subject to the conditions contained herein.

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

PURCHASE AND SALE OF PURCHASED INTERESTS

Section 1.1 Purchase and Sale of Purchased Interests.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer free and clear of all Encumbrances (other than restrictions under applicable securities Laws and Gaming Laws), and Buyer shall purchase from Seller, the Purchased Interests set forth on Schedule I, for an aggregate purchase price of six hundred and fifty million Dollars ($650,000,000) plus the Ticking Fee, to the extent applicable, plus the Net Cash Adjustment Amount, if a positive number, and less the Net Cash Adjustment Amount, if a negative number (together, the “Purchase Price”), payable in accordance with Section 1.4. As a result of Buyer’s acquisition of the Purchased Interests, Buyer shall indirectly (i) acquire all of the right, title and interest of the Purchased Companies, other than the Excluded Assets (the “Purchased Assets”), and (ii) assume none of the obligations or Liabilities of the Purchased Companies, other than those set forth on Section 1.1(a) of the Disclosure Schedules (the “Assumed Liabilities”). Not more than seven (7) Business Days nor less than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement showing the

Seller’s good faith calculation of the Net Cash Adjustment Amount, including the calculation thereof in reasonable detail and with reasonable backup documentation regarding the calculation of such amounts. Buyer and its Representatives shall be entitled to reasonable access during normal business hours to the relevant records, personnel and working papers of the Purchased Companies to aid in their review of the calculation of the Net Cash Adjustment Amount. Seller and Buyer shall work together in good faith to agree on the Net Cash Adjustment Amount prior to the Closing; provided, however, that the failure to agree on such amount shall not delay or otherwise prevent the Closing and, to the extent of any remaining dispute, for purposes of the Closing, the Seller’s calculation of the Net Cash Adjustment Amount shall prevail. In the event that any dispute regarding the Net Cash Adjustment Amount remains following the Closing, the parties shall use commercially reasonable efforts to resolve such dispute within thirty (30) days following the Closing and following such period any remaining dispute shall be referred to a nationally recognized accounting firm that is mutually agreed by Seller and Buyer.

(b) Notwithstanding anything to the contrary contained in this Agreement, on or prior to the Closing, (i) the Company or a Company Subsidiary shall convey, transfer and assign to Seller (or its designee) and Seller (or its designee) shall obtain the right, title and interest in and to each and all of the assets of the Company listed on Section 1.1(b)(i) of the Disclosure Schedules (the “Excluded Assets”) and (ii) Seller (or its designee other than any Purchased Company) shall assume, other than the Assumed Liabilities, all of the liabilities of the Company to the extent arising out of, relating to, or in connection with the ownership or operation of either the Real Property or the Purchased Companies prior to the Closing (the “Excluded Liabilities”, including those listed on Section 1.1(b)(ii) of the Disclosure Schedules), and Seller or such designee shall pay, perform and discharge, as and when due, all of the obligations under the Excluded Liabilities and otherwise associated with such assumption. Notwithstanding anything to the contrary contained in this Agreement, if the attempted or actual conveyance, assignment or transfer to Seller (or its designee) of any Excluded Assets is non-assignable or non-transferrable, by its terms, without the consent of a third party (each, a “Non-Assignable Excluded Asset”), then Seller and Buyer shall each use their reasonable best efforts, including following the Closing to the extent applicable for a period of eighteen (18) months, to obtain the authorization, approval, consent or waiver of such other party to the applicable conveyance, transfer or assignment of any such Non-Assignable Excluded Asset. Notwithstanding the foregoing, in no event shall the failure to obtain a consent with respect to a Non-Assignable Excluded Asset delay or otherwise impede the Closing, but the Closing shall not constitute the sale, conveyance, assignment, transfer or delivery of any such Non-Assignable Excluded Asset, and this Agreement shall not constitute a conveyance, assignment, transfer or delivery of any such Non-Assignable Excluded Asset unless and until such authorization, approval, consent or waiver is obtained. The parties shall enter into a commercially reasonable arrangement to provide that Seller (or its designee) shall receive the interest of the Company in the benefits and obligations under such Non-Assignable Excluded Asset, and Seller shall be liable to the Company in a fashion equivalent to what its Liabilities would be under the Non-Assignable Excluded Asset if it were assigned, transferred or conveyed, until the earlier of (i) eighteen (18) months after the Closing and (ii) such time as such third party authorization, approval, consent or waiver shall have been obtained, and such arrangement shall include performance by the Company as an agent of Seller (or its designee) to the extent commercially reasonable. If, following the Closing, any (i) right, property or asset forming part of the Purchased Assets or (ii) any Liability forming part of the Assumed Liabilities is found to remain in the possession of Seller or one of its Affiliates in error, either directly or indirectly, Seller shall transfer, or shall cause its Affiliates to transfer, and Buyer shall accept, assume or indemnify for, as applicable, or shall cause its Affiliates to accept, assume or indemnify for, as applicable, such right, property, asset or Liability as soon as reasonably practicable. If, following the Closing, any (i) right, property or asset forming part of the Excluded Assets or (ii) any Liability forming part of the Excluded Liabilities is found to remain in the possession of any Purchased Company, in error, either directly or indirectly, Buyer shall cause the applicable Purchased Company to transfer, and Seller shall accept, assume or indemnify for, as applicable, or shall cause its Affiliates to accept, assume or indemnify for, as applicable, such right, property, asset or Liability as soon as reasonably practicable.

Section 1.2 Allocation of Purchase Price. Within ninety (90) Business Days after the Closing Date, Seller shall deliver to Buyer an allocation of the Purchase Price (as determined for federal income tax purposes, including any liabilities of the Purchased Companies that are required to be treated as part of the Purchase Price for federal income tax purposes) among the assets of the Purchased Companies pursuant to Section 1060 of the Code (the “Proposed Allocation”). The Proposed Allocation shall be final and binding on the parties unless the Buyer, acting in good faith, objects to the Proposed Allocation in writing within ten (10) Business Days after receipt of the Proposed Allocation. Such notice shall specify in reasonable detail the items in the Proposed Allocation to which Buyer objects and the basis for such objection. Following delivery of such notice, Buyer and Seller shall cooperate in good faith to reach a mutually acceptable agreement regarding such disputed items. In the event that the parties cannot mutually agree upon a resolution with respect to such disputed items within ten (10) Business Days of Seller’s receipt of such notice, each party shall be entitled to take its own position in any Tax Return, Tax proceeding or audit. If Buyer does not timely object to the Proposed Allocation or there is an agreed-upon allocation by the parties (the “Purchase Price Allocation”). Buyer and Seller agree to (a) be bound by the Purchase Price Allocation, (b) act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including IRS Form 8594) for the taxable year that includes the Closing Date and in the course of any Tax audit, Tax examination or Tax litigation relating thereto, and (c) take no position and cause their Affiliates to take no position inconsistent with the Purchase Price Allocation for Tax purposes, in the case of each of clauses (a) through (c) unless otherwise required by a change in applicable Law; provided however, that this Section 1.2 shall not prevent Buyer or Seller (or any of their Affiliates) from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the Purchase Price Allocation, and neither Buyer nor Seller (nor any of their Affiliates) shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity in connection therewith. Seller and Buyer shall make appropriate adjustments to the Purchase Price Allocation to reflect any adjustments to the Purchase Price.

Section 1.3 Time and Place of Closing. Unless this Agreement is earlier terminated pursuant to Article VI hereof, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Purchased Interests (the “Closing”), shall take place not later than 10:00 a.m. Pacific Time on the third Business Day following satisfaction or waiver of all the conditions set forth in Article V hereof (other than those conditions intended to be satisfied or waived at the Closing), at the Property and otherwise via electronic exchange of materials, unless another time or place shall be agreed to by the parties (the “Closing Date”).

Section 1.4 Closing Transactions.

(a) Payments at Closing. Buyer shall pay the Purchase Price less an amount equal to the Excluded Asset Credit to Seller, by wire transfer of immediately available funds to the account(s) designated in writing by Seller, which shall be so designated at least two (2) Business Days prior to the Closing Date.

(b) Deliveries by Seller at Closing. The following documents will be executed and delivered by Seller and/or the Purchased Companies, as applicable, and delivered to Buyer at or prior to the Closing:

(i) Seller shall deliver, or cause to be delivered, to Buyer the certificates required by Section 5.2(a) and Section 5.2(b) hereof.

(ii) Seller shall deliver to Buyer a copy of the Players List together with a certificate of an officer of Seller certifying on behalf of Seller that, to Seller’s knowledge, the Players List is complete and accurate in all material respects.

(iii) Seller shall deliver to Buyer written evidence reasonably satisfactory to the Buyer that all Liens (other than Permitted Encumbrances, except Permitted Encumbrances set forth on Section 8.1(a) of the Disclosure Schedules, including state and federal securities law restrictions) on the Purchased Interests and the assets of the Purchased Companies (other than the Excluded Assets), and guarantees by the Purchased Companies, in each case set forth on Section 1.4(b)(iii) of the Disclosure Schedules, have been or shall be released as of the Closing Date.

(iv) Seller shall deliver to Buyer an IRS Form W-9 duly executed by Seller (or, if Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner for such purposes).

(v) Seller shall have executed and delivered an assignment agreement in the form attached hereto as Exhibit A (the “Purchased Interest Assignment Agreement”) assigning Seller’s interest in the Purchased Interests to Buyer free and clear of all Encumbrances.

(vi) Seller and the Purchased Companies shall have executed and delivered an assignment and assumption agreement in the form attached hereto as Exhibit B (the “Excluded Assets and Liabilities Assignment and Assumption Agreement”) pursuant to which the Purchased Companies shall assign, and the Seller shall acquire and assume, the Excluded Assets and Excluded Liabilities.

(vii) Seller shall deliver evidence reasonably satisfactory to the Title Company regarding due organization and the due authorization of the transactions contemplated by this Agreement, to the extent required by the Title Company.

(viii) Seller shall deliver title affidavits in substantially the forms attached as Exhibit F hereto (collectively, the “Title Affidavit”) together with such other documents as the Title Company may reasonably require in order to issue the Title Policy in accordance with the terms hereof.

(ix) Seller shall deliver evidence of the resignation or removal, effective as of the Closing Date, of each directors and officers (if any) of the Company and its Subsidiaries, unless otherwise designated by Buyer in advance no less than five (5) Business Days prior to the Closing Date.

(x) Seller shall deliver a duly executed counterpart to the transition services agreement and substantially in the form attached hereto as Exhibit E (the “Transition Services Agreement”).

(c) Deliveries by Buyer at Closing. The following documents will be executed and delivered by Buyer and delivered to Seller at or prior to the Closing:

(i) Buyer shall deliver to Seller the certificates required by Section 5.3(a) and Section 5.3(b) hereof.

(ii) Buyer shall deliver to Seller evidence reasonably satisfactory to Seller that Buyer has obtained all Required Gaming Approvals required to consummate the transactions contemplated hereby.

(iii) Buyer shall deliver evidence reasonably satisfactory to the Title Company regarding due organization and the due authorization of the transactions contemplated by this Agreement, to the extent required by the Title Company.

(d) Transfer of Possession. To the extent required by applicable Gaming Laws or Gaming Authorities, Seller and Buyer shall prepare a detailed closing memorandum and submit it to the applicable Gaming Authorities with sufficient time to allow their review and approval and completion of the items set forth in such closing memorandum prior to the Closing Date.

Section 1.5 Withholding. Buyer and its Affiliates (including after the Closing, the Company) shall be entitled to deduct and withhold from the amounts payable under this Agreement such amounts as may be required to be deducted and withheld under the Code and any other applicable Tax Laws. However, if Buyer or its Affiliate intends to withhold any such amounts (other than amounts required to be withheld under the Code or with respect to any payment to any individual treated as compensation for Tax purposes), Buyer shall promptly notify Seller of such intention and shall use commercially reasonable efforts to provide such notice at least within seven (7) days of the expected Closing Date. Furthermore, Buyer shall reasonably cooperate with Seller to reduce the amount of withholding Taxes, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes. To the extent that amounts are so deducted and withheld by Buyer or its Affiliate, such deducted and withheld amounts (a) shall be remitted by Buyer or its Affiliate to the applicable Governmental Entity within the time and in the manner required by applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that the following representations and warranties are true and correct as of the date hereof and as of the Closing Date, except as set forth herein and in the Disclosure Schedules delivered to Buyer on the date of this Agreement (the “Disclosure Schedules”) (which Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably discernible from such disclosure that it is applicable thereto), as follows:

Section 2.1 Organization.

(a) Seller is duly organized, validly existing and in good standing under the Laws of the State of Nevada and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or materially delay the Closing. Sellers have made available to the Buyer true, correct and complete copies of the governing documents of the Purchased Companies, and all respective amendments thereto, as currently in effect. Each of such governing documents is in full force and effect, and the Purchased Companies are not in violation of any provision of such governing documents.

(b) Each Purchased Company is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization set forth on Section 2.1(b) of the Disclosure Schedules and has all requisite limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. Each Purchased Company is duly qualified or licensed to do business and is in good standing in the jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect.

Section 2.2 Authority; No Conflict; Required Filings and Consents.

(a) Seller has all requisite limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and the agreements contemplated hereby. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Seller or any Purchased Companies, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Contract to which any such Person is a party, or (iii) subject to the governmental filings and other matters referred to in Section 2.2(c) hereof, conflict with or violate any Law applicable to any of Seller or the Purchased Companies, except in the case of clauses (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver that (x) are not, individually or in the aggregate, reasonably likely to be material to the Purchased Companies or the Real Property or (y) would not materially impair or materially delay the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any court or administrative, regulatory or governmental agency, commission, board, body, authority or instrumentality, including, but not limited to, any Gaming Authority (each, a “Governmental Entity”) is required on the part of Seller or any of the Purchased Companies in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) those required under the Gaming Laws (including all Gaming Approvals), (iii) such consents, approvals, orders, authorizations, registrations, declarations, notices, filings or permits related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco products and (iv) any consents, approvals, orders, authorizations, registrations, declarations, filings or permits required by Buyer or any of its Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 2.3 Capitalization.

(a) Seller owns all of the outstanding membership interests of the Company free and clear of Encumbrances other than Permitted Encumbrances. Assuming Buyer has the requisite power and authority to be the lawful owner of the Purchased Interests, upon consummation of the transactions provided for in this Agreement in accordance with the terms hereof, Seller will deliver to Buyer good and valid title to the Purchased Interests, free and clear of all Liens, except for Liens created by or on behalf of or claiming through or under Buyer and restrictions on the subsequent transfer of the Purchased Interests by Buyer imposed under applicable securities Laws or Gaming Laws.

(b) Except as set forth on Section 2.3(b) of the Disclosure Schedules, as of the date of this Agreement, there are no outstanding options or other rights to purchase or receive limited partnership units of the Company. Other than the Purchased Interests, (i) there are not issued, reserved for issuance or outstanding any (A) membership interests of, or other equity or voting interests in, the Company, (B) securities of the Company convertible into or exchangeable or exercisable for membership interests of, or other equity or voting interests in, the Company or (C) options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, or other rights to acquire from the Company any membership interests of, or other equity or voting units in, or securities convertible into or exchangeable or exercisable for membership interests of, or other equity or voting interests in, the Company, (ii) there exists no obligation of the Company to issue any membership interests of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for membership interests of, or other equity or voting interests in, the Company and (iii) there are no outstanding stock appreciation, equity appreciation, phantom units or similar rights or rights to receive equity interests of the Company on a deferred basis or otherwise.

(c) The Company directly or indirectly owns of record and beneficially all of the issued and outstanding member’s interests of each Company Subsidiary set forth on Schedule II hereto (the “Subsidiary Interests”) free and clear of Encumbrances except for (x) the Encumbrances set forth on Section 2.3(c) of the Disclosure Schedules and (y) any Encumbrances that will be released at Closing. The Company and the Company Subsidiaries do not own, beneficially or of record, equity interests in any Person other than the Company Subsidiaries. There are no outstanding options or other rights to purchase or receive member’s interests of any Company Subsidiary. Other than the Subsidiary Interests, (i) there are not issued, reserved for issuance or outstanding any (A) partnership or membership interests of, or other equity or voting interests in, any Company Subsidiary, (B) securities of any Company Subsidiary convertible into or exchangeable or exercisable for partnership or membership interests of, or other equity or voting interests in, any Company Subsidiary or (C) options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, or other rights to acquire from any Company Subsidiary any partnership or membership interests of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for member’s interest of, or other equity or voting interests in, any Company Subsidiary, (ii) there exists no obligation of any Company Subsidiary to issue any partnership or membership interests of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for member’s interests of, or other equity or voting interests in, any Company Subsidiary and (iii) there are no outstanding stock appreciation, equity appreciation, phantom units or similar rights or rights to receive member’s interests of any Company Subsidiary on a deferred basis or otherwise.

(d) All of the outstanding Purchased Interests and Subsidiary Interests are duly authorized, validly issued, and such Purchased Interests and Subsidiary Interests are not subject to preemptive rights. There are no Contracts of any kind to which the Company or any Company Subsidiary is a party or is bound that obligate the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire (i) limited partnership units or member’s interests, as applicable, of, or other equity or voting interests in, the Company or any Company Subsidiary or (ii) options, warrants or other rights to acquire limited partnership units or member’s interests, as applicable, of, or other equity or voting interests in, or securities convertible into or exchangeable for limited partnership units or member’s interests, as applicable, of, or other equity or voting interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to any voting Contract with respect to the voting of any securities of the Company or any Company Subsidiary. There are no irrevocable proxies and no voting Contracts (or Contracts to execute a written consent or a proxy) with respect to the Purchased Interests or the Subsidiary Interests or any other voting securities of the Company or any Company Subsidiary.

Section 2.4 Financial Statements. Section 2.4 of the Disclosure Schedules contains (a) true and complete copies of the Company’s unaudited consolidated balance sheets as of December 31, 2019 and December 31, 2020 (the “Balance Sheet Date”) and consolidated income and cash flow statements for the twelve-month periods then ended (collectively, the “Annual Financial Statements”) and (b) the Company’s unaudited consolidated balance sheet as of March 31, 2021 and consolidated income and cash flow statements for the three months then ended (the “Interim Financial Statements,” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP in effect at the time of such preparation (except (i) for (A) the absence of footnotes or (B) as set forth on Section 2.4 of the Disclosure Schedules in the case of the Interim Financial Statements or (ii) as disclosed in the notes thereto in the case of the Annual Financial Statements), were applied on a consistent basis throughout the periods involved and present fairly, in all material respects, the consolidated financial positions, results of operations and the cash flows of the Company as of such date and for the respective periods covered thereby, subject to normal period-end adjustments in the case of the Interim Financial Statements. The Financial Statements were prepared from books and records of the Company that have been maintained in material compliance with applicable legal and accounting requirements and reasonable business practices.

Section 2.5 Taxes.

(a) The Purchased Companies have timely filed or will timely file (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all Tax Returns that are required to be filed by, or with respect to, any Purchased Company prior to the Closing Date, all such Tax Returns are (or will be prior to the Closing Date) complete and correct in all material respects, and the Purchased Companies have timely paid all material amounts of Taxes that are due and payable by them (whether or not reflected on any Tax Return).

(b) The Purchased Companies have withheld and paid over to the appropriate authorities all material amounts of Taxes required to be withheld and paid over in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(c) For U.S. federal income tax purposes:

(i) each of the Company and Palms Leaseco LLC is, and since its inception has been, properly classified as an entity disregarded as separate from its owner;

(ii) each of the Purchased Companies other than the Company, Palms Leaseco LLC, FP Holdco, L.L.C. and FP Holdings, L.P. is, and since October 1, 2016 has been, properly classified as an entity disregarded as separate from its owner;

(iii) FP HoldCo, L.L.C. was properly classified as an association taxable as a corporation from October 1, 2016 through January 1, 2018, and from and after January 2, 2018, has been properly classified as an entity disregarded as separate from its owner;

(iv) FP Holdings, L.P. was properly classified as a partnership from October 1, 2016 through January 1, 2018, and from and after January 2, 2018, has been properly classified as an entity disregarded as separate from its owner.

(d) Neither the Company nor any Company Subsidiary has filed an election that is currently pending to be classified for federal income tax purposes as an association taxable as a corporation.

(e) As of the date of this Agreement, (i) there is no action, suit, proceeding, investigation, audit or written claim now pending against any Purchased Company in respect of any Tax and (ii) no written notice of any such action, suit, proceeding, investigation, audit or claim has been received by any Purchased Company from any Tax authority. No Purchased Company has waived any statute of limitations in respect of Taxes beyond the date of this Agreement or agreed to any extension of time beyond the date of this Agreement with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business). All deficiencies asserted or assessments made by any taxing authority with respect to any Purchased Company have been fully paid, settled or withdrawn. Since October 1, 2016, no written claim has been made by a Governmental Entity in a jurisdiction where the Purchased Companies do not file Tax Returns that any Purchased Company is or may be subject to taxation by that jurisdiction.

(f) There are no Liens for Taxes (other than Permitted Encumbrances) upon the assets of any Purchased Company.

(g) No Purchased Company (i) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law or any other binding written agreement with any taxing authority, (ii) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter, (iii) is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) other than any agreement or arrangement the primary purpose of which does not relate to Taxes, (iv) has received or has applied for any private letter ruling of the Internal Revenue Service or comparable rulings of any other Governmental Entity, (v) is or has been a member of any consolidated, combined, unitary or similar Tax group nor has any Liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), or as a transferee or successor under applicable Law, (vi) has (x) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law, (y) received from any Governmental Entity a proposal in writing for any such adjustment or (z) any application pending with any Governmental Entity requesting permission for any changes in accounting methods, (vii) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code or (viii) has engaged in any “reportable transaction” (other than a “loss transaction”) as defined in Treasury Regulations Section 1.6011-4(b).

(h) All material sales, use, goods and services or other commodity Taxes that are required to be collected and remitted by the Purchased Companies have been collected and remitted, or will be remitted to the appropriate Governmental Entity within the prescribed time periods, or duly executed certificates of exemption which are sufficient to establish that no such Taxes are due have been received and maintained.

(i) The Purchased Companies have materially complied with all applicable escheatment or unclaimed property Laws and there is no material property or material obligation of the Purchased Companies (including uncashed checks to vendors, customers or employees, non-refunded overpayments or credits) that is currently escheatable or currently payable to any state or municipality under any such Laws.

(j) For purposes of this Section 2.5, any reference to any Purchased Company shall be deemed to include any Person that merged with or was liquidated or converted into such Purchased Company.

Section 2.6 Real Property.

(a) Section 2.6(a) of the Disclosure Schedules sets forth a true, complete and accurate description of all real property owned by the Company and the Company Subsidiaries as of the date hereof (the “Owned Real Property”), and all real property leased by the Company and the Company Subsidiaries as lessee (the “Leased Real Property,” and together with the Owned Real Property and all of the Company’s and the Company Subsidiaries’ rights, title and interest in and to all land, buildings, structures, easements, appurtenances and improvements thereon, collectively, the “Real Property”).

(b) The Company has a good and valid fee title to the Owned Real Property and a good and valid leasehold interest in the Leased Real Property, in each case free and clear of any and all Liens and Encumbrances, except for the Permitted Encumbrances.

(c) Section 2.6(c) of the Disclosure Schedules sets forth a true, complete and accurate list of the documents and agreements pursuant to which the Company or the Company Subsidiaries (i) leases the Leased Real Property (together with all amendments and modifications thereof, the “Tenant Lease Documents”) or (ii) leases, subleases or licenses a portion of the Real Property to another Person (together with all amendments and modifications thereof, the “Lease Documents”; and together with the Tenant Lease Documents, the “Leases”). True, complete and accurate copies of the Leases have been made available to Buyer. True, complete and accurate copies of (x) all contracts to which any of the Purchased Companies are a party with respect to the construction or improvement of any Owned Real Property or Leased Real Property with respect to which the Purchased Companies have ongoing obligations in excess of $50,000 in a fiscal year or $200,000 over the duration of such contract, and (y) all plans and specifications relating to such ongoing construction or improvements in the foregoing clause (x), have been made available to Buyer. Each Lease is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, and to the knowledge of the Company, the other parties thereto, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. To the knowledge of the Company, the Leases are in full force and effect. Except as set forth in Section 2.6(c) of the Disclosure Schedules, none of the Company, any Company Subsidiary, nor, to the knowledge of the Company, any lessee or other party, is in material default under the Leases. Since January 1, 2019, neither the Company nor any Company Subsidiary has given or received any written notice of default under any of the Leases, except as set forth in Section 2.6(c) of the Disclosure Schedules or except as would not, individually or in the aggregate, be reasonably likely to be material to the Purchased Companies or the Real Property.

(d) Except as set forth in Section 2.6(d) of the Disclosure Schedules, to the knowledge of the Company, the Real Property is not in violation of any applicable Laws, except for such violations that, individually or in the aggregate, would not be reasonably likely to be materially adverse to the Purchased Companies, the Property or the Real Property.

(e) Other than with respect to matters referenced on Schedule B-II of each of the Title Commitments (the “Title Policy and Title Commitment Exceptions”), there are no options to purchase, rights of first refusal, first offer rights, rights of reverter, options to lease, Contracts, commitments, letters of intent or other obligations outstanding for the sale, exchange, material encumbrance (other than Permitted Encumbrances), lease, sublease, license, assignment or transfer of the Real Property, or any portion thereof or interest therein except as set forth in the Leases, as disclosed in Section 2.6(e) of the Disclosure Schedules, or as permitted by this Agreement.

(f) Neither the Company nor any Company Subsidiary has made or entered into any Contracts to sell, mortgage, pledge or hypothecate, lease, sublease, convey, alienate, transfer or otherwise dispose of or encumber the Real Property, or any portion thereof, other than as permitted by this Agreement.

(g) The Seller has delivered or made available to Buyer a true, complete and accurate copy of the Condominium Declaration. As of the date of this Agreement, the Condominium Declaration is in full force and effect in accordance with its terms and, to the knowledge of the Company, no material defaults exist under the Condominium Declaration.

(h) Neither the Company nor any Company Subsidiary has received written notice of any condemnation or eminent domain proceeding pending or threatened against the Real Property or any part thereof, and to the knowledge of the Company, there are no such proceedings pending or threatened against the Real Property.

(i) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 2.7 Intellectual Property.

(a) Section 2.7(a) of the Disclosure Schedules lists all registrations and applications for all Intellectual Property owned by the Company or the Company Subsidiaries (collectively with all other Intellectual Property owned by the Company or the Company Subsidiaries and used in or necessary to the conduct of the business of the Company or the Company Subsidiaries, the “Company Intellectual Property”), including the name of the owner of record (and if different, the beneficial owner), the applicable jurisdiction, application and registration number, and the date of application, registration or issuance. To the knowledge of the Company, each Company and Company Subsidiary has complied with all applicable Laws and the requirements to prosecute, file, and maintain the enforceability of such registrations and applications for Intellectual Property (including the payment of fees when due). To the knowledge of the Company, the Company Intellectual Property is valid and enforceable. The Company or the Company Subsidiaries owns the Company Intellectual Property as used immediately prior to Closing without material Encumbrances and, to the knowledge of the Company, there is no conflict with the rights of the Company or any Company Subsidiary therein or any conflict by it with the rights of others therein. To the knowledge of the Company, no party to any Contract related to the Company Intellectual Property is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication that the Company or any Company Subsidiary is using or disclosing in an unauthorized manner, infringing, or misappropriating in the conduct of the business of the Real Property as presently conducted the right or claimed right of any Person with respect to any Intellectual Property right. To the Company’s knowledge, no Company Intellectual Property is being used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person.

(b) Section 2.7(b) of the Disclosure Schedules sets forth all of the material licensed Intellectual Property used in or necessary to the conduct of the business of the Company or Company Subsidiaries (other than commercially available “off the shelf” licenses) (“Licensed Intellectual Property”). All material agreements for Licensed Intellectual Property are valid and enforceable, and the Company and the Company Subsidiaries are not in breach of those agreements. All information technology systems operate and perform substantially in accordance with their documentation and functional specifications, have not materially malfunctioned or failed within the last five years, and, to the knowledge of the Company, are free of any malicious code or critical defects. The Company and the Company Subsidiaries have disaster recovery plans and procedures that are commercially reasonable, and take or have taken reasonable steps to safeguard and back-up at secure off-site locations the information technology systems. To the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of such information technology systems.

(c) Each of the Company websites maintains a publicly-posted privacy statement or policy that describes the Company’s or the Company Subsidiary’s practices with respect to the collection, use, and disclosure of personal information. The Company and the Company Subsidiaries have taken reasonable measures to ensure that such information is protected against unauthorized access, loss, damage, use, sharing, modification, or other misuse other than described in the published privacy policy. To the knowledge of the Company, there has been (i) no unauthorized access, loss, damage, use, sharing, modification, or other misuse of such information, and (ii) the Company and the Company Subsidiaries have not received any inquiry or complaint regarding its collection, use, storage or sharing of personal information.

Section 2.8 Agreements, Contracts and Commitments. Section 2.8 of the Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of, and the Company has made available to Buyer true and complete copies of, the following Contracts (other than any (a) Leases or (b) Contracts that constitute Excluded Assets or Excluded Liabilities) (collectively, the “Material Contracts”):

(a) each Contract of the Company and the Company Subsidiaries involving aggregate payments by or to the Company or the Company Subsidiaries of more than $250,000 in any twelve month period;

(b) (i) all Contracts pursuant to which any Indebtedness for borrowed money of the Company or a Company Subsidiary is outstanding or may be incurred, and (ii) all Contracts of or by the Company guaranteeing any debt obligations of any other Person (other than the Company or the Company Subsidiaries);

(c) all Contracts pursuant to which the Company or a Company Subsidiary has agreed not to, or which, following the consummation of the transactions contemplated by this Agreement, would restrict the ability of Buyer, including the Company or any Company Subsidiary, to compete with any Person in any business or in any geographic area or to engage in any business or other activity, including any restrictions relating to “exclusivity” or any similar requirement in favor of any Person other than the Company or a Company Subsidiary or pursuant to which any material benefit is required to be given or lost as a result of so competing or engaging, other than any Leases;

(d) all Contracts to which the Company or a Company Subsidiary is party granting any license to, or franchise in respect of, any material right, property or other asset;

(e) all Contracts pursuant to which material Intellectual Property is licensed to or from the Company or a Company Subsidiary (excluding for the use of commercially available, off-the-shelf software); and

(f) all joint venture, limited liability company, partnership or other similar Contracts (including all amendments thereto) in which the Company or a Company Subsidiary holds an interest.

Each Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, and to the knowledge of the Company, the other parties thereto, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. Neither the Company nor any Company Subsidiary is in violation of or in default under (nor, to the knowledge of the Company, does there exist any condition that upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party or by which the Company or any Company Subsidiary, or any of their respective properties or other assets are bound, except for violations or defaults that individually or in the aggregate have not had, and are not reasonably likely to be material to the Purchased Companies taken as a whole.

Section 2.9 Litigation. Except for Excluded Liabilities, there is no action, suit or proceeding, claim, arbitration or investigation against any Purchased Company, pending, or as to which any Purchased Company has received any written notice of assertion or, to the knowledge of the Company, threatened against any Purchased Company or the transactions contemplated by this Agreement, before any court, arbitrator, governmental or regulatory authority or body, domestic or foreign, except for any matters that individually or in the aggregate, would not be reasonably likely be material to the Purchased Companies or the Real Property or materially impair or delay the Closing.

Section 2.10 Environmental Matters.

(a) The Purchased Companies have all the material Environmental Permits currently required to conduct the business and operations conducted at the Real Property and all such Environmental Permits are in full force and effect.

(b) The Real Property and the Company’s and the Company Subsidiaries’ ownership, leasing, operation and use thereof, are in material compliance with all applicable Environmental Laws and Environmental Permits.

(c) There are no material Environmental Liabilities of any Purchased Company.

(d) There are no material Environmental Conditions.

(e) No Purchased Company has received any written notices from any Governmental Entity or other Person alleging material Environmental Liability under or violation of any Environmental Law related to the Real Property, or alleging material responsibility for the removal, cleanup, or Remediation of any Environmental Condition or any material violation, or alleged violation, of any Environmental Law or related to any Environmental Liability.

(f) No Purchased Company is subject to any pending or, to the knowledge of the Company, threatened material enforcement or investigatory action by any Governmental Entity regarding any Environmental Liability or Environmental Condition.

(g) To the knowledge of the Company, no active or out-of-service underground storage tanks, or sites from which such storage tanks have been removed, or landfills, surface impoundments, waste piles or land disposal areas, exist in, at or on the Real Property, that could reasonably be expected to give rise to any material Environmental Liability.

(h) All material environmental site assessment reports (including any Phase I or Phase II reports), and all investigation, Remediation or compliance studies, audits, assessments or similar documents prepared by any other Person that, to the knowledge of the Company, are in the possession or control of the Company or a Company Subsidiary and relate to the Environmental Conditions at the Real Property have been made available to Buyer.

(i) Neither the Company nor any Company Subsidiary makes any representation or warranty regarding environmental matters, including any compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law, except as expressly set forth in this Section 2.10.

Section 2.11 No Undisclosed Liabilities. As of the date of this Agreement and as of the Closing Date (except for any actions taken in accordance with Section 4.1 from the date of this Agreement to the Closing Date), except as reflected or reserved against in the balance sheets included in the Annual Financial Statements or in the notes thereto or as disclosed in Section 2.11 of the Disclosure Schedules, there are no Liabilities against, relating to or affecting any Purchased Company or any of its assets that would be required to be reflected on a balance sheet prepared in accordance with GAAP, other than (a) Liabilities incurred in the Ordinary Course of Business that are not material to the Purchased Companies taken as a whole, (b) Liabilities permitted by or incurred pursuant to this Agreement, (c) pursuant to any Contract to which a Purchased Company is party as of the date hereof or entered into following the date hereof in accordance with Section 4.1 and (d) Excluded Liabilities.

Section 2.12 Permits; Compliance with Gaming Laws.

(a) The Company and each Company Subsidiary and, to the knowledge of the Company, each of their respective directors, managers, officers and Persons performing management functions similar to officers, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all Gaming Approvals), necessary to conduct the business and operations conducted at the Real Property, each of which is in full force and effect in all material respects (the “Company Permits”). To the knowledge of the Company, no event has occurred that permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of the Company Permits that currently are in effect, the revocation, non-renewal, modification, suspension, limitation or termination of which, either individually or in the aggregate, would be reasonably likely to be material to the Purchased Companies taken as a whole. The Company and each Company Subsidiary and, to the knowledge of the Company, their directors, officers, and Persons performing management functions similar to officers, are in compliance with the terms of the Company Permits, except for such failures to comply that would not, individually or in the aggregate, be reasonably likely to be material to the Purchased Companies taken as a whole. The business conducted by the Company and the Company Subsidiaries at the Real Property is not being conducted in violation of any applicable Law of any Governmental Entity (including any Gaming Laws), except for possible violations that, individually or in the aggregate, do not and would not be reasonably likely to be material to the Purchased Companies or the Real Property. Neither the Company nor any Company Subsidiary has received a written notice of any investigation by any Governmental Entity that is pending, and, to the knowledge of the Company, no investigation is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably likely to be material to the Purchased Companies taken as a whole.

(b) Neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any of their directors, managers, officers or Persons performing management functions similar to officers has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since January 1, 2019 under, or relating to, any violation or possible violation of any Gaming Laws exclusively related to actions or inactions at the Real Property (other than gaming taxes required to be paid in the Ordinary Course of Business) that resulted, or would be reasonably likely to result, in fines or penalties of $100,000 or more in the aggregate.

Section 2.13 Personnel; Labor Matters.

(a) Seller has delivered to Buyer a complete list, as of the date of this Agreement, of each Property Employee’s (i) name or employee ID, (ii) current job title (or position held) and work location, (iii) current annual base salary (or hourly rate), (iv) most recent bonus and other incentive compensation paid, (v) exempt/non-exempt status, (vi) employment, furlough, or leave status (including any medical leaves of absence), (vii) visa status, and (viii) as of December 31, 2020, any vacation or paid time off balance and the rate of such accrual with respect to such Property Employees. All such Property Employees are authorized to work in the United States. The Company shall update Section 2.13(b)(i) from time to time and as of the Closing Date. No Purchased Company employs any employees who are not Property Employees and no Purchased Company retains any individual providing services to the Real Property as an independent contractor.

(b) None of the Purchased Companies has incurred any material liability or obligation which remains unsatisfied under the Worker Adjustment and Retraining Notification Act (“WARN Act”) or any state or local Laws regarding the termination or layoff of employees.

(c) None of the Purchased Companies is a party to any collective bargaining agreement or other agreement with any labor union (collectively “Labor Agreements”) and, except as set forth on Section 2.13(c) of the Disclosure Schedules, no labor union or similar labor organization or representative body represents any Property Employee. Seller and its Affiliates have fully satisfied and completed all material legal and contractual obligations to bargain with any labor organization representing a Property Employee represented by a labor organization.

(d) Each of the Purchased Companies Subsidiary is in compliance in all material respects with all Laws respecting employment, including Laws relating to wages and hours of work, occupational health and safety, termination of employment, employment practices, employment discrimination, and classification.

(e) Except as set forth on Section 2.13(e) of the Disclosure Schedules, (a) no Labor Agreement is currently being negotiated (i) by any of the Purchased Companies or (ii) Seller or any of its Affiliates, in each case with respect to any Property Employee, (b) there is no material activity or proceeding by any labor union or representative thereof to organize any Property Employee, and (b) there is no pending or, to the knowledge of the Company, threatened material charge, complaint, investigation, action or claims filed with or by any federal or state agency, including but not limited to the US Equal Employment Opportunity Commission, Occupational Safety and Health Administration, United States Department of Labor and/or the National Labor Relations Board. There are no, and have not been since October 1, 2016, any material strikes, slowdowns, concerted work stoppages, lockouts or other labor disputes (collectively “Labor Disruptions”), or, to the Knowledge of the Company, any material threatened Labor Disruptions. To the knowledge of Seller, no Property Employee or former employee of the Purchased Companies has taken formal action to seek reinstatement to employment by the Purchased Companies from the Purchased Companies.

Section 2.14 Employee Benefits.

(a) Section 2.14(a) of the Disclosure Schedules contains a correct and complete list of all material Benefit Plans and all Company Benefit Plans, with identification of which plans are material Benefit Plans and which plans are Company Benefit Plans. With respect to each material Benefit Plan and each Company Benefit Plan, the Company has provided to Buyer or its counsel a copy, to the extent applicable, of: (i) each writing constituting a part of such plan and all material amendments thereto; (ii) the current summary plan description and any material modifications thereto; (iii) the most recent annual financial and actuarial reports; and (iv) the most recent determination letter received by the Company or Subsidiary from the IRS regarding the tax-qualified status of such plan.

(b) Neither the Company, any Company Subsidiary or any ERISA Affiliate participates in, has incurred or may have any liability, whether actual or contingent, in respect of (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c), or (iii) except as set forth on Section 2.14(b) of the Disclosure Schedules, Title IV of ERISA or Sections 412 or 4971 of the Code. Neither the Company, any Company Subsidiary nor any ERISA Affiliate has withdrawn at any time within the preceding six (6) years from any “multiemployer plan” or incurred any withdrawal liability which remains unsatisfied. There does not exist, nor to the Knowledge of the Company do any circumstances exist that could reasonably be expected to result in, any ERISA Affiliate Liability at the time of or after the Closing to the Company, any Company Subsidiary, Buyer or its Affiliates.

(c) There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder which has not been or will not be fully and accurately reported in a timely fashion, as required, or which, whether or not reported, could reasonably be expected to constitute grounds for the Pension Benefit Guaranty Corporation to institute termination proceedings with respect to any Benefit Plan that has resulted or would be reasonably expected to result in Liability to the Company, any Company Subsidiary, Buyer or any of its Affiliates.

(d) No Benefit Plan provides any current or former Property Employee with an indemnification, “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. With respect to each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (A) the written terms of such Benefit Plan have at all times since January 1, 2019 been in material compliance with Section 409A of the Code and applicable guidance thereunder, and (B) such Benefit Plan has, at all times while subject to Section 409A of the Code, been operated in material compliance (or, with respect to periods prior to January 1, 2019, in good faith compliance) with Section 409A of the Code and applicable guidance thereunder. With respect to each Benefit Plan that is intended not to be subject to Section 409A of the Code, to the knowledge of the Company, no action has occurred that would cause such Benefit Plan to be subject to Section 409A of the Code.

(e) With respect to each Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan has received a determination letter (or opinion letters in the case of any prototype plans) from the IRS that it is so qualified.

(f) Each Company Benefit Plan and, to the extent related to the Property Employees, each Benefit Plan, has been administered and operated in accordance with its terms, and in compliance in all respects with the applicable provisions of ERISA, the Code and other applicable Laws. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits against any Benefit Plan (other than routine benefits claims) that would result in Liability to Buyer, the Company or any Company Subsidiary or their Affiliates. With respect to each Company Benefit Plan, (i) all contributions or payments due to date have been made timely and in compliance with the terms of such Company Benefit Plan and applicable Law, and adequate reserves have been established by the applicable Purchased Company to satisfy contributions and payments that have not been made because they are not yet due under the terms of such Company Benefit Plans or applicable Law, and (ii) all premiums due or payable with respect to insurance policies relating to such Company Benefit Plan have been timely paid in full.

(g) Except as set forth on Section 2.14(g) of the Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event (other than a subsequent sale or other change in control transaction)) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any Property Employee; (ii) increase any benefits otherwise payable under any Benefit Plan to any Property Employee; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that would fail to be deductible by reason of Section 280G of the Code.

(h) None of the Benefit Plans provide for retiree medical or life insurance benefits or other welfare benefits to any current or former Property Employee, other than group health plan continuation coverage as required under Code Section 4980B or Part 6 of Subtitle B of Title I of ERISA or similar state Law.

Section 2.15 Insurance. All of the insurance policies of the Company and the Company Subsidiaries are in full force and effect, and neither the Company nor any Company Subsidiary is in material default with respect to its obligations under any of such insurance policies, except for such failure to be in full force and effect and for such defaults that would not be material to the Purchased Companies or the Real Property.

Section 2.16 Affiliate Transactions. Except for Excluded Assets, Excluded Liabilities or as set forth on Section 2.16 of the Company Disclosure Schedules, there are no material Contracts between any Purchased Company, on the one hand, and Seller, or any officer, manager, member or Affiliate of Seller or any Purchased Company, on the other (other than another Purchased Company) which require payments in the aggregate exceeding $200,000 per annum (such Contracts set forth on Section 2.16 of the Company Disclosure Schedules, the “Related Party Contracts”).

Section 2.17 Propriety of Past Payments. Except as that would not be reasonably likely to be material to the Purchased Companies, taken as a whole, in the past three (3) years:

(a) No Purchased Company nor, to the knowledge of the Company, any manager, officer, employee or agent of any Purchased Company, or any other Person associated with or acting for or on behalf of any Purchased Company has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other similar payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain any benefit for any Purchased Company or any of its Affiliates in violation of any applicable Law; and

(b) No Purchased Company has accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of material value.

Section 2.18 Security; Customer Database; Players List.

(a) The Company has written security policies that govern its collection, storage, use, disclosure and transfer of Personal Data that are designed to comply in all material respects with applicable Laws and the Company is in compliance in all material respects with its security policies and applicable Laws relating to Personal Data, including with respect to any Personal Data collected by the Company.

(b) The Company has in place and is in material compliance with contractual requirements and policies that are designed to protect (i) the security, confidentiality and integrity of transactions executed through the Company IT Systems, and (ii) the security, confidentiality and integrity of all Personal Data or other information that does not relate to individuals for which such Company has an obligation of confidentiality (“Other Confidential Information”). The Company has implemented business continuity, back up and disaster recovery technology and procedures to the extent commercially reasonable.

(c) Since January 1, 2019, if the Company has discovered any unauthorized or improper access to, use or disclosure of Personal Data or Other Confidential Information to any unauthorized or improper third party that required it to provide notice to any Governmental Entity or customer pursuant to any applicable legal obligation of the Company, it has made such notification.

(d) To the Knowledge of the Seller, the Players List is complete and accurate in all material respects. All data in the Players List has been collected in accordance with all applicable Laws, including Gaming Law, and in compliance with the terms of any material agreement, consent, privacy policy or other policies applicable to such data.

(e) No Purchased Company nor Seller has delivered, and no Purchased Company nor Seller has knowingly permitted any of their respective employees, representatives, agents, officers or managers to deliver, the Customer Database or records of the Company or any Company Subsidiary to a third party (other than mailing houses to process such information on its behalf) or knowingly authorized a third party to access the customer database files and records, in each case, other than in the Ordinary Course of Business. The customer database files and records of the Company are updated and maintained regularly and shall be updated and maintained through the Closing Date in accordance with past practice. The Customer Database is the sole property of the Company and the Company has exclusive rights to such database and the information contained in such files and records.

Section 2.19 Brokers. Except for Deutsche Bank Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchased Companies.

Section 2.20 Absence of Changes; Status of Property.

(a) During the period from March 18, 2020 (the “Shutdown Date”) to the date of this Agreement, neither Seller nor any of its Affiliates has removed any asset that is owned by the Purchased Companies and is valued in excess of $10,000 individually or $100,000 in the aggregate, from the Real Property, other than those assets set forth on that certain schedule of identified removed assets, dated as of April 28, 2021, delivered to Buyer by Seller, and assets that are not material to the operation of the business that were removed prior to the date of this Agreement and not in contemplation of the sale of the Real Property not to exceed $100,000 in the aggregate. As of the date of this Agreement, there are no material assets located at the Real Property that are used for the operation of the Real Property (as a casino, resort or condominium) and are not owned or leased by the Purchased Companies or by a tenant under the Leases.

(b) During the period from the Shutdown Date to the date of this Agreement, Seller and its Affiliates have maintained the Real Property in the Ordinary Course of Business. At the Closing, all of the personal property owned or leased by the Purchased Companies that consist of Purchased Assets will be free and clear of all Liens, other than Permitted Encumbrances.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each of Seller and the Company that the following representations and warranties are true and correct as of the date hereof and as of the Closing Date, except as set forth herein and in the disclosure schedules delivered by Buyer to Seller on the date of this Agreement (the “Buyer Disclosure Schedules”) (which Buyer Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable thereto):

Section 3.1 Organization. Buyer is duly organized, validly existing and in good standing under the Laws of Nevada and has all requisite limited liability power and authority to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or materially delay the Closing.

Section 3.2 Authority; No Conflict; Required Filings and Consents.

(a) Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the agreements contemplated hereby and the consummation by Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate or articles of incorporation, bylaws or other organizational document of Buyer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which Buyer is a party or by which it or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.2(c) hereof, conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to Buyer or any of its or their properties or assets, except in the case of clause (ii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations that would not materially impair or materially delay the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, except for (i) those required under the Gaming Laws (including all Gaming Approvals), (ii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Real Property, (iii) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which Buyer conducts any business or owns any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing and (iv) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by Seller, the Purchased Companies or its or their respective Affiliates or key employees (including under the Gaming Laws).

Section 3.3 Brokers. Except for Jefferies LLC, neither Buyer nor any of its Representatives has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 3.4 Capital Resources. Buyer will have on the Closing Date, sufficient cash to satisfy all of its obligations under this Agreement, including payment of the Purchase Price and any other amounts, costs or expenses to be paid by Buyer.

Section 3.5 Licensability. Neither Buyer, nor any of its Affiliates, officers, directors key employees or persons performing management functions similar to officers and partners that may reasonably be considered in the process of determining the suitability of Buyer (any such Persons, including Buyer, the “Licensing Affiliates”) has had an application for a Gaming

Approval denied, terminated, suspended, limited, revoked or withdrawn by a Governmental Entity or Gaming Authority within the last five (5) years. Buyer and each of its Licensing Affiliates that are licensed (collectively, the “Licensed Parties”) are in good standing in each of the jurisdictions in which the Licensed Parties or their Affiliates own or operate gaming facilities. To Buyer’s knowledge, as of the date hereof there are no facts, that if known to a Gaming Authority would, under the Gaming Laws, (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license or (b) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for the consummation of this Agreement.

Section 3.6 Compliance with Gaming Laws.

(a) Buyer, and to Buyer’s knowledge, each of the Licensed Parties, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities, including under the Gaming Laws, necessary to conduct the business and operations of Buyer, each of which is in full force and effect in all material respects (the “Buyer Permits”), except for such Buyer Permits, the failure of which to hold would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing, and no event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect, other than such Buyer Permits the revocation, non-renewal, modification, suspension, limitation or termination of which, either individually or in the aggregate, would be reasonably likely to materially impair or materially delay the Closing. Buyer and each of the Licensed Parties is in compliance with the terms of the Buyer Permits, except for such failures to comply that, individually or in the aggregate, would not be reasonably likely to materially impair or materially delay the Closing. Other than with respect to applications relating to Gaming Approvals relating to this Agreement that have already begun, neither Buyer nor to Buyer’s knowledge, any Licensed Party, has received notice of any investigation or review by any Governmental Entity under any Gaming Law with respect to Buyer or any of its Licensing Affiliates that is pending, and to the knowledge of Buyer, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not be reasonably likely to materially impair or materially delay the Closing.

(b) Neither Buyer, nor, to Buyer’s knowledge, any Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past five (5) years under, or relating to any violation or possible violation of any Gaming Laws other than as would not be reasonably likely, individually or in the aggregate, to materially impair or materially delay the Closing. To the knowledge of Buyer, there are no facts that if known to the Gaming Authorities could, under the Gaming Laws, reasonably be likely to result in the denial, termination, suspension, limitation or revocation of any Buyer Permit or any other material license, finding of suitability, registration, permit or approval of the Licensed Parties.

Section 3.7 Litigation. As of the date hereof, there are no actions, claims, suits or proceedings pending or, to the knowledge of Buyer, threatened against Buyer before any Governmental Entity, that, if determined adversely, would reasonably be likely to prevent or materially delay Buyer from completing any of the transactions contemplated by this Agreement.

Section 3.8 No Implied Representations. Buyer acknowledges and agrees that, except as expressly set forth in Article II of this Agreement, neither Seller, the Company, the Company Subsidiaries, nor any of their respective Subsidiaries, Affiliates, Representatives or purported Representatives has made, and, except to the extent set forth in this Agreement, including Article VII hereof, none of the foregoing entities or Persons is liable for, or bound in any manner by, any express or implied warranties, guaranties, promises, statements, inducements, representations or information pertaining to the businesses or properties of the Company or the Company Subsidiaries, or any part thereof. Without limiting the foregoing, Buyer acknowledges and agrees that, except as expressly set forth in this Agreement, none of the Company, any Company Subsidiary, Seller, nor any of their respective Subsidiaries, Affiliates, Representatives or purported Representatives (a) has made any representations or warranties with respect to financial projections or, financial models regarding the Company or the Company Subsidiaries or (b) is making any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of the Company or the Company Subsidiaries. Buyer acknowledges that it is familiar with the Purchased Companies and the Real Property and has had the opportunity, directly or through its Representatives, to inspect the assets of the Purchased Companies, including the Real Property, and to conduct due diligence activities. Without limitation of the foregoing, Buyer acknowledges that the Purchase Price has been negotiated based on Buyer’s express agreement that there would be no contingencies (financial or otherwise) to Closing other than the conditions set forth in Article V hereof. Subject solely to the representations and warranties expressly set forth in Articles II and to the covenants and conditions set forth herein or any certificate, instrument or agreement delivered pursuant hereto, Buyer agrees to accept the Purchased Companies (and the assets of the Purchased Companies, including the Real Property) in an “AS IS” condition as of the Closing. Buyer agrees that, except as provided in this Agreement or any certificate, instrument or agreement delivered pursuant to this Agreement, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent, Affiliate, Representative or purported Representative of Seller, or any salesperson or broker (if any) involved in this transaction as to the assets of the Purchased Companies, including the Real Property and Buyer, for itself and its successors and assigns, waives any right to assert any claim against Seller and any Affiliate of Seller, at Law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising, except to the extent arising from Actual Fraud.

Section 3.9 No Distribution. The Purchased Interests being acquired by Buyer hereunder are being acquired for Buyer’s own account, for investment only and not with a view to any public distribution thereof, and Buyer shall not offer to sell or otherwise dispose of the Purchased Interests so acquired by it in violation of any of the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that Seller has informed it that the Purchased Interests have not been registered under the Securities Act and may not be sold until they have been registered or an exemption from such registration is available.

Section 3.10 Accredited Investor. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company as contemplated by this Agreement and the related documents to which it is a party, and is able to bear the economic risk of such investment for an indefinite period of time. Buyer has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from Representatives of the Company concerning the terms and conditions of this Agreement and the related documents to which it is a party and the purchase of the Purchased Interests contemplated hereby. Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

ARTICLE IV

COVENANTS

Section 4.1 Conduct of Business of the Purchased Companies.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the qualifications set forth below, the Seller shall (except as otherwise contemplated by this Agreement or to the extent that Buyer shall otherwise consent in writing, such consent not to be unreasonably withheld, conditioned or delayed) cause each of the Purchased Companies to operate in the Ordinary Course of Business in all material respects, including the payment of their respective debts and Taxes when due (subject to good faith disputes over such debts or Taxes, provided that, in the case of disputes over such Taxes, the failure to pay such Taxes when due would not, individually or in the aggregate, have an adverse effect on Buyer or any of its Affiliates (including, following the Closing, any Purchased Company) that is material), and use commercially reasonable efforts consistent with past practices and policies to maintain the effectiveness of the Company Permits, preserve the Assets and Properties in substantially the same condition as of the date of this Agreement (other than ordinary wear and tear and damage due to casualty, which shall be subject to Section 4.14), perform in all material respects all of its obligations under the Material Contracts and Leases, comply with all applicable Laws in all material respects and maintain the books and records of the Company in the Ordinary Course of Business.

(b) Except (x) as contemplated by this Agreement, (y) as disclosed in Section 4.1 of the Disclosure Schedules or (z) as required by applicable Law (including any Public Health Measures), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of Buyer (which, except for items (i), (xviii) or (xix), consent shall not be unreasonably withheld, conditioned or delayed), the Purchased Companies shall not:

(i) except to the extent substantially consistent with the operation of the Property as of the date of this Agreement, re-open the Property for the operation of business as a casino or hotel;

(ii) sell, pledge, lease, license, dispose of, grant, encumber or otherwise authorize the sale, pledge, lease, license, disposition, grant or Encumbrance of any material property or assets, except for (A) any of the foregoing with respect to inventory or obsolete equipment in the Ordinary Course of Business or (B) Permitted Encumbrances;

(iii) declare, set aside or pay any dividend or distribution in respect of the equity interests of any Purchased Company other than (A) any such amounts payable to another Purchased Company, (B) the payment of cash dividends or cash distributions and (C) distributions or other transfers of the Excluded Assets;

(iv) (A) modify, amend, accelerate or terminate in any material respect any of the Material Contracts or waive, release or assign any material rights, claims or benefits of the Purchased Companies thereunder, except in the Ordinary Course of Business or as required by applicable Law or (B) enter into any Contract (other than any Contract that constitutes an Excluded Asset and Excluded Liability, including any enterprise level Contracts) that, if it had been in effect as of the date hereof, would have been required to be set forth on Section 2.8 of the Disclosure Schedules, provided, however, for purposes of this Section 4.1(b)(iv), the dollar threshold value set forth in Section 2.8(a) for such Material Contracts shall be $75,000; and in any event, Seller shall give prompt notice after any such action described in the foregoing clauses (A) or (B);

(v) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any limited partnership units or limited liability company interests or fractional units thereof, any other equity or voting interests or any securities convertible into, or exchangeable for, or any warrants, options or other rights to acquire or receive, any such shares, interests or securities or any “phantom” stock, “phantom” stock rights or awards, stock appreciation rights, or stock-based performance units;

(vi) create, incur or assume any Indebtedness for money borrowed or obligations in respect of capital leases other than Indebtedness that will be repaid, discharged or otherwise satisfied at or prior to Closing;

(vii) grant any Encumbrances on the assets or properties of the Purchased Companies, other than Permitted Encumbrances created in the Ordinary Course of Business and other than any Liens created in connection with the creation, incurrence or assumption of any Indebtedness permitted pursuant to Section 4.1(b)(vi);

(viii) grant any Encumbrances other than any Permitted Encumbrances on the assets or properties of the Purchased Companies;

(ix) enter into any transaction outside the Ordinary Course of Business with any Affiliate (other than the transactions described in Section 1.1(b) hereto);

(x) except to the extent required by any Gaming Authorities, amend or propose to amend the organizational documents of the Purchased Companies;

(xi) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a material amount of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case, except with respect to any Excluded Asset;

(xii) (A) hire any employee who would be a Property Employee (except in replacement of a Property Employee whose employment has terminated for any reason on comparable terms and compensation levels), (B) transfer the employment of any employee from a status in which such employee would have been a Property Employee to a status in which such employee will not be a Property Employee (including initiating an offer of employment to a Property Employee to be employed by another property of Seller or its Affiliates), (C) transfer the employment of any employee from a status in which such employee would not have been a Property Employee to a status in which such employee will be a Property Employee, (D) except to the extent consistent throughout Seller’s organization generally, grant to any Property Employee any increase or materially decrease in compensation, bonus or other benefits, or (E) grant to any Property Employee any severance or termination pay, in each case, except as required by any Benefit Plan as in effect on the date of this Agreement or as required by applicable Law;

(xiii) (A) enter into, amend or terminate any Labor Agreement or Company Benefit Plan, (B) enter into, amend or terminate any Benefit Plan in a manner that would result in any Liability to any Purchased Company, or (B) accelerate, fund or secure the vesting or payment of compensation or benefits under any Benefit Plan to be made to any Continuing Employee, in each case, other than (1) as required by or consistent with obligations under applicable Law or (2) as required by any Benefit Plan or Labor Agreement as in effect on the date of this Agreement;

(xiv) (A) except as required by GAAP or applicable Law, make a change in its fiscal year or make material changes in financial or tax accounting methods, principles, periods or practices or (B) change accounting firms to the Purchased Companies;

(xv) enter into the settlement of any claim involving the payment by any Purchased Company of money damages that is not covered by insurance in excess of $100,000 individually or $500,000 in the aggregate, or waive or release any material rights or claims of any Purchased Company in an amount in excess of $100,000 individually or $500,000 in the aggregate, or otherwise enter into the settlement of any claim that would reasonably be expected to materially restrict or materially affect the business or operations of the Purchased Companies following the Closing;

(xvi) make any material election with respect to Taxes (other than elections consistent with past practice), change or revoke any material election with respect to Taxes, enter into any closing agreement relating to material Taxes, file any amended material Tax Return, surrender any claim for a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the Ordinary Course of Business), file any material Tax Return prepared in a manner materially inconsistent with past practice, or enter into any settlement or compromise of any material Tax liability or material Tax refund;

(xvii) amend, modify, extend or terminate any of the Leases, or otherwise enter into any Contract or other agreement for the use and occupancy of the Real Property or any interests therein, except for Permitted Encumbrances;

(xviii) enter into any commitments that would obligate the Company to make capital expenditures or capital additions to the Real Property for periods following the Closing Date, including property, plant or equipment constituting capital assets, in excess of $500,000 in the aggregate;

(xix) remove any assets, personal property, equipment, gaming materials, artwork or any other materials from the Real Property, other than (a) assets, personal property, equipment, artwork, gaming materials or any other materials owned by any tenant of the Purchased Companies or any third party that is not an Affiliate (which for these purposes only, “Affiliate” shall include also directors, officers, managers and their respective related parties even if they would otherwise not constitute Affiliates) of the Purchased Companies and (b) assets, personal property, equipment, artwork, gaming materials or any other materials in excess of an aggregate value of $100,000;

(xx) permit any of their respective employees, representatives, agents, officers or managers to deliver, the Customer Database or records of the Company or any Company Subsidiary to a third party (other than mailing houses to process such information on its behalf) or knowingly authorized a third party to access the customer database files and records, in each case, other than in the Ordinary Course of Business;

(xxi) make any material change in the lines of business in which they participate or are engaged;

(xxii) modify any of its privacy policies other than in the Ordinary Course of Business or for purposes of complying with applicable Law; or

(xxiii) agree, whether or not in writing, to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement:

(i) from time to time prior to the Closing, Seller may sweep cash from the accounts of the Company, including causing the Company to make any distributions or dividends in furtherance thereof;

(ii) the restrictions contained in this Section 4.1 shall not apply with respect to, and to the extent relating to, Excluded Assets and Excluded Liabilities or any actions that Seller determines to undertake with respect thereto, including (x) the transfer or assignment by the Purchased Companies to Seller or its Affiliates at or prior to the Closing and (y) the removal from the Real Property of any items containing any Seller Marks;

(iii) the Customer Database is excluded from transactions contemplated hereby and shall be retained solely by Seller, subject to the Seller’s obligations to deliver a copy of the Players List at the Closing pursuant to Section 1.4(b)(ii);

(iv) Seller may pay or otherwise settle (including by means of a contribution to capital), or cause the Company to pay or otherwise settle, any intercompany balances among the Company, on the one hand, and Seller or its Affiliates, on the other hand, up until the completion of the Closing;

(v) Seller may amend or terminate the Company’s rights with respect to any category of enterprise level Contracts or intercompany Contracts set forth on Section 4.1(c)(v) of the Disclosure Schedules, or transactions, and management agreements with the Company; provided, however, (A) Buyer and its Affiliates (including, following the Closing, the Company) shall have no liability or obligations pursuant to such Contracts, transactions or agreements with respect to any liabilities or obligations arising following the Closing and (B) Seller shall, prior to the Closing, provide Buyer with reasonable advance notice of which Contracts, transactions or agreements have been amended or for which a Purchased Company’s rights have terminated; and

(vi) Seller shall be permitted to take any COVID Actions.

Section 4.2 Employee Matters.

(a) Each individual who is employed by the Company or any Company Subsidiary immediately prior to the Closing (whether active or inactive) who remains employed by the Company or any Subsidiary immediately following the Closing is referred to herein as a “Continuing Employee”.

(b) Buyer shall, or shall cause one of its Affiliates to, provide credit for each Continuing Employee’s length of service with the Company or any Company Subsidiary for all purposes (including eligibility and vesting) under each plan, program, policy or arrangement of Buyer to the same extent such service was recognized under a similar plan, program, policy or arrangement of Seller or the Company, as applicable, except that such prior service credit shall not be required to the extent that it results in a duplication of benefits. To the extent permitted by applicable Law and to the extent permitted under the applicable plan or program of Buyer or its applicable Affiliate(s), Buyer shall use its commercially reasonable efforts to cause each benefit plan of Buyer in which any Continuing Employee is otherwise eligible to participate that is a health or welfare benefit plan (collectively, “Buyer Welfare Plans”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations that were in effect with respect to such Continuing Employees as of the Closing under the corresponding plans of the Seller or the Company, as applicable, (ii) honor any payments, charges and expenses of such Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding plans of the Seller or the Company, as applicable, in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Buyer Welfare Plan during the same plan year in which such payments, charges and expenses were made, and (iii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee to the extent such employee had satisfied any similar limitation under the corresponding plan of the Seller or the Company, as applicable.

(c) Seller and its Affiliates (other than the Company and any Company Subsidiary) shall retain sponsorship of, and shall retain all liabilities under, the Benefit Plans, including the Palms Pension Plan, whether arising before, on or after the Closing (which shall, for the avoidance of doubt, be Excluded Liabilities), and Buyer and its Affiliates shall not assume sponsorship of, contribute to or maintain, or have any liability with respect to, the Benefit Plans. As of the Closing Date, the Company and each Company Subsidiary shall cease being a participating employer in any Benefit Plans, and, except as otherwise required by the terms of such Benefit Plans, on and after the Closing, no Continuing Employees shall participate in or accrue any further benefits under the Benefit Plans. Prior to the Closing, Seller shall cause the sponsorship of the Palms Pension Plan to be transferred to Seller or one of its Affiliates, and all Liabilities related to the Palms Pension Plan, to be assumed by Seller or one of its Affiliates, such that the Palms Pension Plan shall not be a Company Benefit Plan as of the Closing and the Purchased Companies shall have no obligations with respect thereto.

(d) Seller Parent or its Affiliates (other than Company Entities) shall be responsible for any legally mandated continuation of health care coverage for the Purchased Companies’ employees or former employees and/or their dependents who have a loss of health care coverage due to a qualifying event occurring before the Closing Date.

(e) No provision of this Section 4.2 shall create any third-party beneficiary rights in any person, including any Continuing Employee or other current or former service provider of the Company, Buyer or any of their respective Affiliates, any beneficiary or dependent of any of the foregoing, including with respect to the compensation, terms and conditions of employment and/or benefits that may be provided. Nothing in this Section 4.2 shall amend, or be deemed to amend (or prevent the amendment or termination of) any Benefit Plan or any compensation or benefit plan of Buyer or any of its Affiliates. Neither Buyer, the Company, any Company Subsidiary nor any of their Affiliates shall have any obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Closing and each of Buyer, the Company, the Company Subsidiaries and their Affiliates shall be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees.

Section 4.3 Access to Information and the Property; Notification of Certain Matters.

(a) Upon reasonable notice, subject to the rights of landlords or tenants, as applicable, under Leases and applicable Law, including antitrust Laws and Gaming Laws, Seller shall (and shall cause the Purchased Companies, and their respective Representatives, to) provide Buyer’s Representatives with reasonable access, during normal business hours consistent with applicable Law (including any Public Health Measures), during the period from the date hereof to the Closing, to the Real Property, to all its personnel, properties, books, Contracts and records as Buyer may reasonably request, including the opportunity to discuss the business and operations of the Purchased Companies with management of the Purchased Companies and the financial advisors to Seller and the Company (collectively, the “Inspection”); provided, however, that

(i) Buyer shall provide Seller with at least twenty-four (24) hours’ prior written notice of any Inspection; (ii) if Seller so requests, Buyer’s Representatives shall be accompanied by a Representative of the Purchased Companies; (iii) except in accordance with Section 4.3(e) of the Disclosure Schedules, Buyer shall not initiate contact with employees or other Representatives of Seller or the Purchased Companies other than Representatives of Seller set forth Section 4.3(a) of the Disclosure Schedules without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed (and, at Seller’s option, one Representative of Seller or other agent of Seller shall be present at all Inspections); (iv) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Real Property without Seller’s prior written consent, which consent may be withheld in Seller’s sole and absolute discretion; (v) Buyer shall not interfere with the operation of the business conducted at the Real Property or disturb the tenants or guests at the Real Property; (vi) the Purchased Companies shall not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Purchased Companies may result in the disclosure of any trade secrets of third parties or violate any of their obligations with respect to confidentiality of the Purchased Companies; (vii) the Purchased Companies shall not be required to disclose any privileged information of the Purchased Companies; (viii) Buyer shall, at its sole cost and expense, promptly repair any damage to the Real Property or any other property owned by a Person other than Buyer arising from or caused by Inspection, and shall promptly reimburse Seller for any loss arising from or caused by any Inspection, and restore the Real Property or such other third-party property to substantially the same condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless the Purchased Companies, Seller and its Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom; and (ix) Seller shall not be required to make the Customer Database or the Players List (or any portions thereof) available to Buyer or its Representatives prior to the Closing Date. No investigation or provision of information pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made by the Company or Seller herein. Buyer shall not permit any mechanics’ liens to be filed against all or any part of the Real Property as a result of Buyer’s activities pursuant to this Section 4.3(a), and such obligation shall survive the termination of this Agreement. Buyer will hold and cause its Representatives to hold any such information that is nonpublic and furnished to it by Seller or the Company pursuant to Section 4.3(a) in accordance with the confidentiality agreement dated January 27, 2021, between Seller and the San Manuel Band of Mission Indians (the “Confidentiality Agreement”); provided, however, that subsequent to the Closing Date, the terms of the Confidentiality Agreement shall survive only with respect to Discussion Information (as defined in the Confidentiality Agreement) provided with respect to Seller or its Affiliates, other than the Purchased Companies, and that after the Closing Date, the Confidentiality Agreement shall no longer apply to any Discussion Information (as defined in the Confidentiality Agreement) provided in respect of any other matters, including the Real Property. The Confidentiality Agreement, as modified by the immediately preceding sentence, shall survive the Closing or the termination of this Agreement pursuant to Section 6.1 and continue in full force and effect thereafter.

(b) Buyer shall for a period of seven (7) years from the Closing Date, make available, and shall cause the Purchased Companies after the Closing to make available, to Seller and its Affiliates and Representatives, its personnel and any and all books and records and other documents and information in its and the Purchased Companies’ possession or control reasonably requested by Seller relating to Taxes or Tax Returns of the Purchased Companies for any taxable period or portion thereof ending on or prior to the Closing Date.

(c) For a period of seven (7) years from the Closing Date, upon reasonable notice, subject to the rights of landlords or tenants, as applicable, under Leases and applicable Law, including antitrust Laws and Gaming Laws, Buyer shall (and shall cause the Purchased Companies, and their respective Representatives, to) provide Seller and Seller’s Representatives with reasonable access, during normal business hours consistent with applicable Law (including any Public Health Measures), to the Real Property to the Purchased Companies’ personnel, properties, books, Contracts and records as Seller may reasonably request, in each case, for the sole purpose of permitting Seller or Seller’s Representatives to address, investigate or resolve any Excluded Liabilities (collectively, the “Excluded Liability Inspection”); provided, however, that (i) Seller shall provide Buyer with at least twenty-four (24) hours’ prior written notice of any Excluded Liability Inspection; (ii) if Buyer so requests, Seller’s Representatives shall be accompanied by a Representative of Buyer; (iii) Seller shall not initiate contact with employees or other Representatives of Buyer or the Purchased Companies without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed (and, at Buyer’s option, one Representative of Buyer or other agent of Buyer shall be present at all Excluded Liability Inspections); (iv) Seller’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Real Property without Buyer’s prior written consent, which consent may be withheld in Buyer’s sole and absolute discretion; (v) Seller shall not interfere with the operation of the business conducted at the Real Property or disturb the tenants or guests at the Real Property; (vi) the Purchased Companies shall not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Purchased Companies may result in the disclosure of any trade secrets of third parties or violate any of their obligations with respect to confidentiality of the Purchased Companies; (vii) the Purchased Companies shall not be required to disclose any privileged information of the Purchased Companies; and (viii) Seller shall, at its sole cost and expense, promptly repair any damage to the Real Property or any other property owned by a Person other than Seller arising from or caused by the Excluded Liability Inspection, and shall promptly reimburse Buyer for any loss arising from or caused by any Excluded Liability Inspection, and restore the Real Property or such other third-party property to substantially the same condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless the Purchased Companies, Buyer and its Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom. Seller shall not permit any mechanics’ liens to be filed against all or any part of the Real Property as a result of Seller’s activities pursuant to this Section 4.3(c).

(d) With regards to the litigation or dispute matters set forth on Section 4.3(d) of the Disclosure Schedules, Seller shall keep Buyer reasonably informed as to the status of such proceedings.

(e) Following the date of the execution of this Agreement, at the reasonable request of Buyer, Seller shall use commercially reasonable efforts to make available a knowledgeable representative of Seller to answer Buyer’s reasonable questions and requests for information regarding the Real Property. Seller shall use commercially reasonable efforts to take the actions listed on Section 4.3(e) of the Disclosure Schedules.

(f) Buyer and Seller shall promptly notify each other of (a) any notice or other communication received by such party (or the Purchased Companies) from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or the other transactions contemplated hereby, if the subject matter of such communication would be reasonably expected to be material to Buyer, Seller or the Purchased Companies, (b) any written notice or communication from any counterparty of a Material Contract alleging a material breach by Seller or a Purchased Company under such Material Contract, (c) any action, proceeding, dispute or proceeding commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the other transactions contemplated hereby or (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably expected to cause or result in any of the conditions to the Closing set forth in Article V not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 4.3(f) shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Closing set forth in Article V except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 4.4 Governmental Approvals.

(a) Buyer shall, and shall use reasonable best efforts to cause its Affiliates (including all Licensing Affiliates) to, cooperate with each other and use their reasonable best efforts to, (i) as promptly as reasonably practicable, take, or cause to be taken, steps necessary, under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, findings of suitability, orders, authorizations, registrations, declarations, filings, licenses, waivers or permits required (including any Gaming Approvals) to be obtained or made by such party or any of its Affiliates or any of its Representatives and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the HSR Act and antitrust Laws of any applicable jurisdiction, (C) the Gaming Laws and (D) any other applicable Law (collectively, the “Governmental Approvals”), and comply with the terms and conditions of all such Governmental Approvals.

(b) Without limiting Section 4.4(a) hereof, Buyer shall, and shall use reasonable best efforts to cause its Representatives and Affiliates (including all Licensing Affiliates) to, file, or cause to be filed, (x) within thirty (30) days after the date hereof, all filings pursuant to the HSR Act (and, to the extent applicable, all filings under the antitrust Laws of any applicable jurisdiction), (y) within thirty (30) days after the date hereof, all required initial applications and documents in connection with obtaining all required Gaming Approvals and (z) as soon as reasonably practicable after the date hereof, all Governmental Approvals other than those set forth in subclause (x) or subclause (y), and shall act diligently and promptly to pursue the Governmental Approvals. Each party hereto shall use its reasonable best efforts to supply as promptly as practicable to the appropriate Governmental Entity any additional information and material that may be requested thereby, including in respect of required Gaming Approvals, the HSR Act and the antitrust Laws of any applicable jurisdiction, and shall cooperate with the other parties hereto in connection with the making of all filings referenced in the preceding sentence, including, subject to applicable Laws relating to the exchange of information, providing copies of all such filed documents to the other parties hereto and their Representatives (other than copies of personal applications made under applicable Gaming Laws and any documents or information related thereto provided that materials may be redacted to remove references concerning the valuation of the Company and as necessary to address reasonable attorney-client or other privilege or confidentiality concerns). Prior to Closing, the parties hereto shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities as promptly as possible. From the date of this Agreement until the Closing, Buyer shall keep Seller reasonably informed with respect to Buyer’s pursuit of Governmental Approvals and, upon written request of Seller, Buyer will provide to Seller, as soon as reasonably practicable, a report (which may include e-mail or verbal communication) concerning the status and progress of the application and licensing process with respect to its pursuit of such Governmental Approvals.

(c) Without limiting Section 4.4(a) or Section 4.4(b) hereof, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the parties hereto shall use its reasonable best efforts to (i) cooperate with each of the other parties hereto, and will, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement, and (ii) use its respective reasonable best efforts to avoid or eliminate each and every impediment under the HSR Act or any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to transaction contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date). Notwithstanding anything contained herein, nothing in this Agreement shall obligate Buyer or its Affiliates to take any action to commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by it or any of its Affiliates of any portion of the business, properties or assets of Buyer or any of its Affiliates, nor shall Buyer or its Affiliates be obligated to challenge, defend against, or initiate any proceeding against any Governmental Authority.

(d) From the date of this Agreement until the Closing, each party shall promptly notify all other parties hereto in writing of any pending or, to the knowledge of Buyer or Seller, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing of any transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing.

Section 4.5 Publicity. Seller, on the one hand, and Buyer, on the other hand, shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon, and use commercially reasonable efforts to agree upon, any press release or other public statement (including any filings with the Securities and Exchange Commission) with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except to the extent that such consultation or consideration is not possible as a result of applicable Law or any listing agreement with any nationally recognized stock exchange. Notwithstanding anything to the contrary herein, Buyer and Seller may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer and Seller or made by one party and reviewed by the other and do not reveal nonpublic information regarding the transactions contemplated by this Agreement.

Section 4.6 Further Assurances and Actions.

(a) Subject to the terms and conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement, and (ii) fulfill all conditions precedent applicable to such party pursuant to this Agreement.

(b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, the proper officers and/or directors of Buyer and Seller, and their Affiliates, as applicable, shall take all action reasonably necessary (including executing and delivering further affidavits, instruments, notices, assumptions, releases, agreements, licenses and acquisitions).

(c) After the Closing, Seller shall not sign (or cause to be signed) or file (or cause to be filed) any Tax Return on behalf of any Purchased Company.

(d) The parties shall use commercially reasonable efforts to reimburse the other applicable party for any Excluded Liabilities or Assumed Liabilities that were not properly split between the parties at the Closing due to automatic billing or other accruals.

Section 4.7 Transfer Taxes; HSR Filing Fee.

(a) All transfer, documentary, sales, use, registration and similar Taxes (including all applicable real estate transfer Taxes and stock transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne 50% by Buyer, on the one hand, and 50% by Seller, on the other hand. Buyer shall prepare and file all Tax Returns relating to such Taxes.

(b) All filing fees pursuant to the pre-merger notifications under the HSR Act shall be borne by Buyer.

(c) All fees and expenses in relation to the Title Policy, including, without limitation, all title premium and endorsement costs, shall be borne by Buyer.

Section 4.8 Insurance. The Company’s fire and casualty insurance and other insurance policies may be cancelled by Seller as of the Closing Date, and any refunded premiums shall be retained by Seller. Buyer will be responsible for acquiring and placing its casualty insurance, business interruption insurance, liability insurance and other insurance policies for periods from and after the Closing and, if required, shall post any collateral required by an insurer in respect of any insurance policies held by the Company in respect of the Real Property, its operations or its employees immediately prior to the Closing.

Section 4.9 No Control. Except as permitted by the terms of this Agreement, prior to the Closing, Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the Real Property. Until the Closing, the operations and affairs of the Real Property are the sole responsibility of and under the complete control of Seller, except as expressly provided for in this Agreement.

Section 4.10 Directors’ and Officers’ Indemnification. Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by each Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the applicable Closing Date, an officer or director of such Company, as provided in the certificate or articles of incorporation or formation, by-laws, partnership agreement or limited liability company agreement of such Company, in each case as in effect on the date of this Agreement, shall not be terminated or modified in a manner as to adversely affect any director or officer to whom such provisions apply, and shall survive the applicable Closing Date and continue in full force and effect in accordance with their respective terms for a period of not less than three (3) years.

Section 4.11 Negotiations. From the date of this Agreement until the termination of this Agreement in accordance with its terms, Seller agrees that it will not, and will not authorize or cause any of its Affiliates, officers, managers, members, directors, employees, investment bankers, consultants, Representatives, advisors and other agents, to directly or indirectly, (i) sell or otherwise transfer any equity interests in any Purchased Company, or a significant portion of the assets of any Purchased Company or the Real Property, or enter into any agreement to sell or otherwise transfer such an equity interest or significant portion of assets, (ii) take any action to solicit, initiate, negotiate, accept or discuss, directly or indirectly, any proposal or offer to acquire all or any significant part of any Purchased Company or any of its assets (other than Excluded Assets), whether by merger, sale of equity interests, sale of assets, recapitalization or otherwise (each, an “Acquisition Proposal”), (iii) disclose or provide any nonpublic information relating to any Purchased Company (including this Agreement) in connection with an Acquisition Proposal, (iv) afford access to a transaction data room, the properties, books or records of any Purchased Company to any third party that has made or, to the knowledge of the Company, is contemplating any Acquisition Proposal or (v) otherwise cooperate with, or knowingly assist or participate in, or knowingly facilitate any effort or attempt by any person (other than Buyer or its Representatives) with respect to, or which would reasonably be likely to lead to, an Acquisition Proposal. Seller and the Company shall and shall cause their respective agents to promptly cease and cause to be terminated all discussions and negotiations, if any, which have taken place prior to the date hereof with respect to any Acquisition Proposal.

Section 4.12 Tax Matters.

(a) Following the Closing, at its option, Seller shall prepare or cause to be prepared (at the Company’s expense) and the relevant Purchased Company shall file or cause to be filed all Tax Returns that are required to be filed by any Purchased Company for any Pre-Closing Tax Period and, subject to the rights to payment from Seller under Section 7.2(a), the relevant Purchased Company shall pay or cause to be paid any Taxes shown due thereon. With respect to any such Tax Return, Seller shall furnish a completed copy of such Tax Return to Buyer for Buyer’s review and approval not later than ten (10) days before (or, if such timing is not reasonably practicable, as soon as reasonably practicable prior to) the due date for filing such Tax Return (including extensions thereof), or if Seller has elected to have such Tax Return prepared by Buyer, then Buyer shall furnish a completed copy of such Tax Return to Seller for Seller’s review and approval not later than ten (10) days before (or, if such timing is not reasonably practicable, as soon as reasonably practicable prior to) the due date for filing such Tax Return (including extensions thereof). The parties shall attempt in good faith to resolve any disagreement regarding such Tax Returns prior to filing. In the event the parties are unable to resolve any dispute within five (5) days prior to the due date for filing such Tax Return, such dispute shall be resolved pursuant to Section 4.12(c), which resolution shall be binding on the parties.

(b) Following the Closing, Buyer shall prepare or cause to be prepared (subject to the rights to payment from Seller under Section 7.2(a), at the Company’s expense) and the relevant Purchased Company shall file or cause to be filed all Tax Returns for Straddle Periods and, subject to the rights to payment from Seller under Section 7.2(a), the relevant Purchased Company shall pay or cause to be paid any Taxes shown due thereon. All such Tax return shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. With respect to any such Tax Return, Buyer shall furnish a completed copy of such Tax Return to Seller for Seller’s review and approval not later than ten (10) days before (or, if such timing is not reasonably practicable, as soon as reasonably practicable prior to) the due date for filing such Tax Return (including extensions thereof), together with a statement setting forth the amount of Tax for which Seller is responsible pursuant to Section 7.2(a). The parties shall attempt in good faith to resolve any disagreement regarding such Tax Returns prior to filing. In the event the parties are unable to resolve any dispute within five (5) days prior to the due date for filing such Buyer-Filed Tax Return, such dispute shall be resolved pursuant to Section 4.12(c), which resolution shall be binding on the parties.

(c) Any dispute as to any matter covered by Section 4.12(a) or Section 4.12(b) shall be resolved by a nationally recognized independent accounting firm that is mutually acceptable to Buyer and Seller (the “Neutral Accounting Firm”). The fees and expenses of the Neutral Accounting Firm shall be borne one-half by Buyer and one-half by Seller. If any dispute with respect to a Tax Return described in Section 4.12(b) is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner Buyer deems correct without prejudice to the other party’s rights hereunder.

(d) The pre-Closing portion of any Straddle Period shall end on the day prior to the Closing Date, and the post-Closing portion of any Straddle Period shall begin on the Closing Date. The amount of any Taxes attributable to a Straddle Period shall be apportioned between the pre-Closing portion of such period and the post-Closing portion of such period (i) in the case of Property Taxes and ad valorem Taxes, by apportioning such Taxes on a per diem basis without taking into account any increase in the assessed value of any property resulting from or attributable to the transactions contemplated by this Agreement and (ii) in the case of all other Taxes, on a closing of the books basis. The cost of preparing any Tax Return for a Straddle Period shall be apportioned between Buyer and Seller in the same proportion as the Taxes set forth thereon (and if no Tax Liability is owed with respect to such Tax Return, then each party shall bear fifty percent (50%) of the costs of preparing the Tax Return).

(e) If a written notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes of any Purchased Company is received by Buyer, Seller, a Purchased Company or any of their respective Affiliates (a “Notified Party”) for which Seller would be expected to be liable pursuant to Section 7.2(a) (a “Tax Claim”), the Notified Party shall give the other parties prompt notice of such Tax Claim. After the Closing, Seller shall have the right (at its option, delivered by written notice no later than ten (10) days after it is notified of the Tax Claim, and at its expense) to represent the interests of any Purchased Company in any Tax Claim solely relating to a Pre-Closing Tax Period (and such Purchased Company shall provide Seller with any necessary powers of attorney in connection therewith), and Buyer shall have the right (at its expense, subject to the rights to payment from Seller under Section 7.2(a)), to represent the interests of any Purchased Company in any other Tax Claim; provided, however, that (i) the controlling party shall keep the non-controlling party reasonably informed and consult in good faith with the non-controlling party with respect to any issue relating to such Tax Claim, (ii) the controlling party shall provide the non-controlling party with copies of all correspondence, notices and other written material received from any Governmental Entity with respect to such Tax Claim and shall otherwise keep the non-controlling party apprised of substantive developments with respect to such Tax Claim, (iii) the controlling party shall provide the non-controlling party with a copy of, and an opportunity to review and comment on, all submissions made to a Governmental Entity in connection with such Tax Claim, and (iv) the controlling party may not agree to a settlement or compromise thereof without the prior written consent of the non-controlling party, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of a conflict between the provisions of this Section 4.12(e), on the one hand, and the provisions of Section 7.4, on the other, the provisions of this Section 4.12(e) shall control.

(f) After the Closing Date, Seller and Buyer shall (and shall cause their respective Affiliates to) (i) assist the other party in preparing any Tax Returns of any Purchased Company that such other party is responsible for preparing and filing in accordance Section 4.12(a) or (b), (ii) cooperate fully in responding to any inquiries from or preparing for any audits of, or disputes with Governmental Entities regarding, any Taxes or Tax Returns relating to any Purchased Company, and (iii) make available to the other party, as reasonably requested, all information in its possession relating to any Purchased Company that may be relevant to any Tax Return, audit or examination, proceeding or determination and to any Governmental Entity as reasonably requested by Seller or Buyer all information, records and documents regarding any Taxes relating to any Purchased Company.

(g) Seller shall be entitled to any Tax refunds or overpayments in respect of Pre-Closing Tax Periods and the pre-Closing portion of Straddle Periods and any Tax refunds, overpayments or savings solely to the extent relating to Excluded Assets, in each case, that are received by Buyer or any Purchased Company, or that reduce Taxes otherwise payable by Buyer or any Purchased Company in respect of a Post-Closing Tax Period or the post-Closing portion of a Straddle Period, net of any out-of-pocket costs or Taxes attributable to such refunds, except to the extent such refund arises as the result of the utilization or a carryback of a loss or other tax benefit from a Post-Closing Tax Period or the post-Closing portion of a Straddle Period, provided that Buyer and the Purchased Companies shall take all actions available to prevent the carryback of a loss or other tax benefit from a Post-Closing Tax Period or the post-Closing portion of a Straddle Period to a Pre-Closing Tax Period, including waiving such carrybacks. Buyer shall cause the Purchased Companies to make all filings and take all actions necessary to secure such refunds or overpayments as promptly as possible and to pay to Seller any such amount (net of any out-of-pocket costs or Taxes attributable to such refunds) within fifteen (15) days after the actual receipt of or entitlement to such refund or overpayment. To the extent such refund is subsequently disallowed or required to be returned to the applicable Governmental Entity, Seller agrees to repay the amount of such refund that is disallowed or required to be returned, together with any interest, penalties or other additional amounts imposed by such Governmental Entity, to Buyer no later than fifteen (15) days following written notification by Buyer to Seller of such disallowance or requirement. For the avoidance of doubt, Buyer shall promptly pay to Seller the amount of any Tax (including estimated Tax) prepaid by any Purchased Company on or prior to the Closing Date with respect to a Post-Closing Tax Period or the post-Closing portion of a Straddle Period.

(h) Without obtaining the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not cause or permit any Purchased Company to, (i) take any action on the Closing Date other than in the Ordinary Course of Business that could reasonably be expected to give rise to any material Tax Liability of Seller (or equity holder thereof) or any indemnification obligation of Seller under Section 7.2(a) or (ii) amend any Tax Return of any Purchased Company for a Pre-Closing Tax Period or a Straddle Period.

Section 4.13 Termination of Tax Sharing Agreements. Any and all Tax allocation or Tax sharing agreements (other than any such agreement the primary purpose of which does not relate to Taxes) between any Purchased Company and Seller or any of its Affiliates (other than any Purchased Company) shall be terminated as of the day before the Closing Date and, from and after the day before the Closing Date, no Purchased Company shall be obligated to make any payment pursuant to any such agreement for any past or future period.

Section 4.14 Casualty and Condemnation Proceeds.

(a) In the event that, prior to Closing, (i) there is any damage, destruction or other casualty affecting the Real Property (a “Casualty Event”), or any condemnation or eminent domain proceeding is completed with respect to the Real Property, and (ii) Purchased Companies receive any insurance proceeds from such casualty or governmental award in such condemnation or eminent domain proceeding (in either case, “Casualty and Condemnation Proceeds”), then the Purchased Companies may not distribute such Casualty and Condemnation Proceeds to Seller. For the avoidance of doubt, notwithstanding anything to the contrary, the parties agree and acknowledge that any insurance proceeds received in respect of any Excluded Asset, Excluded

Liability, business interruption resulting from the shutdown of the Real Property, or any portion thereof, due to the pandemic or public health emergency caused by COVID shall not be deemed Casualty and Condemnation Proceeds. For the avoidance of doubt, notwithstanding anything to the contrary, no COVID Action shall be taken into account when determining whether a Casualty Event has occurred.

(b) In the event that, prior to the Closing, (i) a Casualty Event occurs, or any condemnation or eminent domain proceeding is completed with respect to the Real Property, and (ii) Seller receives any Casualty and Condemnation Proceeds, then (A) if Seller receives the Casualty and Condemnation Proceeds prior to the Closing, Seller shall contribute such proceeds (net of legal expenses reasonably incurred in connection with pursuing the proceeds or award) to the Company prior to the Closing, and (B) if Seller receives the Casualty and Condemnation Proceeds after the Closing, Seller shall promptly deliver such proceeds (net of legal expenses reasonably incurred in connection with pursuing the proceeds or award) in connection with pursuing the proceeds or award to the Company.

(c) With respect to any insurance claims for events described in this Section 4.14, Seller shall keep Buyer reasonably apprised of settlement and related discussions with the applicable insurance company and any such settlement shall be subject to the provisions of Section 4.1(b)(xv).

(d) Notwithstanding the provisions of Section 4.14(a) through Section 4.14(c), if on or before the Closing Date, the Real Property or any portion thereof shall be (i) damaged or destroyed by a Material Casualty or (ii) subject to a consummated Material Condemnation, Buyer shall have the right, exercised by written notice to Sellers no more than ten (10) days after Buyer has received notice of such Material Casualty or Material Condemnation, to elect to terminate this Agreement, in which case, neither Buyer or Sellers shall have any further rights or obligations hereunder with respect to the purchase and sale of the Purchased Interests other than those which expressly survive a termination of this entire Agreement. If Buyer fails to timely elect to terminate this Agreement in accordance with this Section 4.14(d), such termination right shall be of no further force or effect. As used in this Section 4.14(d), a “Material Casualty” shall mean any damage to the Real Property or any portion thereof by fire or other casualty that would be reasonably expected to cost more than $97,500,000 to repair (as reasonably estimated by an independent and disinterested architect or registered professional engineer competent to make such estimate and selected by Buyer and approved by Seller). As used in this Section 4.14(d), a “Material Condemnation” shall mean a taking that would be reasonably be expected to result in the permanent loss in the fair market value of the Real Property in excess of $97,500,000 (as reasonably estimated by an independent valuation expert competent to make such estimate and selected by Buyer and approved by Seller). In no event shall Material Condemnation or Material Casualty include any actions taken by the Company or its Subsidiaries as required by applicable Law or any Public Health Measure.

Section 4.15 Related Party Contracts. Seller shall, and shall cause its Affiliates (other than the Company or any Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand, to terminate the Related Party Contracts effective as of the Closing.

Section 4.16 Use of Players List. Neither Buyer nor any of its Affiliates (including after the Closing, the Company) or any of their Representatives shall use the Players List, or any other data contained therein, in any manner contrary to Laws, including Gaming Law, or in contravention of the terms of any material agreement, consent, privacy policy or other policies applicable to such data that were provided to Buyer.

Section 4.17 Nonsolicitation. From and after the Closing until the date twelve (12) months after the Closing Date, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly through another Person encourage, induce or solicit for employment or in any other capacity any employee of the Seller or its Affiliates (“Seller Employees”); provided, however, that Buyer and its Affiliates may:

(a) advertise for employees in newspapers, trade publications or other media, or engage recruiters to conduct general employee search activities, in each case not targeted specifically at Seller Employees; or

(b) solicit or hire any former Seller Employee who was not employed by Seller or its Affiliates for a period of six months prior to the time of such solicitation or hiring of such employee and so long as Buyer and its Affiliates did not cause, induce or attempt to cause or induce such employee to no longer be employed by the Seller or its Affiliates in violation of this Section 4.17.

Section 4.18 Seller’s Chips. Seller shall, (i) if required by the applicable Gaming Laws, submit a plan to the relevant Gaming Authorities promptly following the date of this Agreement, and (ii) issue a notice in compliance with all applicable Gaming Laws promptly following the date of this Agreement and, to the extent necessary, obtain approval of such plan by the relevant Gaming Authorities, in each case, requiring the redemption of all Seller’s Chips used by the Purchased Companies within 120 days following the date of such notice, or such other period as shall be required by the Gaming Authorities, and, in any event, prior to the Closing Date. Following the Closing, none of Buyer nor any of the Purchased Companies shall have any obligation to redeem for cash any of the Seller’s Chips issued by the Purchased Companies at the Real Property. Buyer shall not issue or use (and Buyer shall not reissue or reuse) any Seller’s Chips. After the Closing, Buyer shall be solely responsible and liable for compliance with applicable Gaming Laws and regulations of Gaming Authorities with respect to the operation and support of the business of the Purchased Companies subsequent to Closing.

Section 4.19 Seller Marks. For purposes of this Section 4.19, the term “Seller Marks” means all trademarks, service marks, trade dress, trade names, domain names, social media handles, and other indicia of source or origin owned by Seller or its Affiliates that are used in connection with the operation of the Real Property, other than those included in the Purchased Assets. Seller shall take commercially reasonable efforts to remove all material Seller Marks from the Real Property by the Closing Date, provided that Seller shall use commercially reasonable efforts to only remove the portion of such items containing the Seller Marks to the extent reasonably practicable (e.g., removal of the felt on a gaming table that contains a Seller Mark rather than removal of the entire table). To the extent that any such material that includes the Seller Marks is not removed prior to the Closing Date, effective as of the Closing Date, Seller hereby grants to Buyer and its Affiliates, including, as of the Closing Date, the Purchased

Companies (collectively, the “Licensees”) for one hundred eighty (180) days after the Closing Date (the “Transition Period”) a worldwide, royalty-free, non-transferable, non-exclusive, irrevocable license to use the Seller Marks in connection with the continued operation of the Real Property in a manner consistent with the Purchased Companies’ use of the Seller Marks in connection with the Real Property prior to the Closing Date, including (i) in connection with the sale, promotion, advertising, and marketing of goods and services at or relating to the Real Property, and (ii) on the existing signage, business cards, packaging, letterhead, invoice forms, websites, social media accounts, advertising, marketing and promotional materials, equipment, inventory, and other documents and materials containing or bearing any Seller Mark, in each case as of the Closing Date. Licensees may not use the Seller Marks after the end of the Transition Period, except that Licensees may at all times after the Closing Date (i) retain and use, for Licensees’ internal business purposes, records and other historical or archived documents containing or referencing the Seller Marks; and (ii) use the Seller Marks to the extent required by or permitted as fair use or otherwise under applicable Law, including uses that would not cause confusion as to the origin or sponsorship of a good or service. All goodwill arising from the Licensees’ use of the Seller Marks as permitted in this Section 4.19 shall inure solely to Seller’s benefit.

Section 4.20 Property Matters. Seller shall use commercially reasonable efforts to complete the repair and other Property condition actions set forth on Section 4.20 of the Disclosure Schedules prior to the Closing.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by all of the parties hereto:

(a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, or regulation that is in effect (whether temporary, preliminary or permanent) and that prevents or prohibits the consummation of any of the transactions contemplated by the Agreement or that makes it illegal for either party hereto to perform its obligations hereunder.

(b) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(c) Governmental Consents. Buyer and Seller shall have obtained all the Gaming Approvals set forth on Schedule IV (“Required Gaming Approvals”).

Section 5.2 Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, which may be waived in whole or in part in writing exclusively by Buyer:

(a) Representations and Warranties. The representations and warranties contained in Article II shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect; provided, however, that (i) the representations and warranties of Seller contained in Section 2.1, Section 2.2, Section 2.3(b)-(d) and Section 2.16 shall be true and correct in all material respects at and as of the Closing as if made at and as of such time and (ii) the representations of Seller contained in Section 2.3(a) shall be true and correct at and as of the Closing as if made at and as of such time. Buyer shall have received a certificate signed by Seller to such effect.

(b) Performance of Obligations of Seller. Seller and the Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing, including delivery of the items listed in Section 1.4(b) hereof. Buyer shall have received a certificate signed by Seller to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, occurrence, condition, development or effect that, taken together with all other changes, events, occurrences, conditions, developments and effects, has had, or would be reasonably likely to have a Material Adverse Effect.

(d) Title Insurance. First American Title Insurance Company (the “Title Company”) shall be prepared to issue or committed to issue an extended coverage ALTA 2006 owner’s title insurance policy, in form and substance substantially the same as the Title Commitments and otherwise in accordance with this paragraph (the “Title Policy”), conditioned on the payment by Buyer of any fees and expenses in relation to such Title Policy, including, without limitation, all title premium and endorsement costs. In the event the Title Company is not prepared to issue such owner’s Title Policy at Closing, this condition shall have been deemed to be satisfied if Chicago Title Insurance Company, Fidelity National Title Insurance Company or another nationally recognized title company is prepared to issue or is committed to issue the Title Policy.

(e) Closing Deliverables. Seller shall have executed and delivered (or caused to be executed and delivered) to Buyer each item described in Section 1.4(b).

(f) Related Party Contracts. Each of the Related Party Contracts shall have been terminated as of the Closing and reasonable evidence of such terminations shall have been delivered to Buyer.

Section 5.3 Additional Conditions to Obligations of Seller . The obligations of Seller to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by Seller:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement that are qualified as to materiality (or any variation thereof) shall be true and correct and such representations and warranties that are not so qualified shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Seller shall have received a certificate signed on behalf of Buyer by its chief executive officer or chief financial officer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including delivery of items listed in Section 1.4(c) hereof. Seller shall have received a certificate signed on behalf of Buyer by the chief executive officer or chief financial officer of Buyer to such effect.

Section 5.4 Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 5.1 or Section 5.2 to be satisfied if such failure was caused by the failure of Seller, on the one hand, or Buyer, on the other, to perform any of their respective obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Closing.

ARTICLE VI

TERMINATION AND AMENDMENT

Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Section 6.1(b) through (f) hereof, by written notice by the terminating party to the other parties):

(a) by mutual agreement of Seller and Buyer;

(b) by Seller or Buyer, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that if transactions contemplated hereby shall not have been consummated on or prior to the Outside Date and the receipt of the Required Gaming Approvals is the sole remaining condition to Closing (other than conditions to be satisfied or waived at or upon the Closing) and the satisfaction of such conditions remains reasonably possible, Buyer and Seller shall have the right, exercisable in its sole discretion, to extend the Outside Date by written notice given to the other party for up to an additional ninety (90) days and such right may be exercised on successive occasions up to two (2) times; provided further that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or has resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided further that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party following the satisfaction or waiver of all the conditions set forth in Article V hereof (other than those conditions intended to be satisfied or waived at the Closing);

(c) by Seller or Buyer, if any Gaming Authority has made a final determination that such Gaming Authority will not unconditionally issue to Buyer all Required Gaming Approvals or if Buyer withdraws its application for any Required Gaming Approval; provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to any party whose action or failure to act has been the primary cause or has resulted in the determination of the applicable Gaming Authority or the request of the applicable Gaming Authority that Buyer withdraw the applicable application;

(d) by Seller or Buyer, if a court of competent jurisdiction or other Governmental Entity shall have issued a final non-appealable order, decree or ruling or taken any other final non-appealable action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and one or more of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 6.1(d) shall not be available to any party whose action or failure to act has been the primary cause of such order, decree, ruling or final action, and such party’s action or failure to act constitutes a breach of this Agreement;

(e) by Buyer, if Seller or the Company has breached any representation, warranty, covenant or agreement on the part of Seller or the Company set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 5.2(a) or (b) hereof and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured in all material respects within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date; and

(f) by Seller, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 5.3(a) or (b) hereof and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured in all material respects within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date.

Section 6.2 Effect of Termination.

(a) Liability. In the event of termination of this Agreement as provided in Section 6.1 hereof, this Agreement shall immediately become void and there shall be no Liability on the part of Buyer or Seller, or their respective Affiliates or Representatives; provided, however, that (i) no such termination shall relieve or release any party from any liability or damages arising from Actual Fraud or an intentional and material breach of any provision of this Agreement prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, and (ii) the provisions of this Section 6.2 and Article VIII hereof, shall survive such termination. For purposes of this Agreement, “intentional and material breach” means a material breach of this Agreement that is a consequence of an act (or failure to act) by the breaching party with the knowledge that the taking of (or the failure to take) such act would cause a breach of this Agreement.

(b) Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (i) by Seller or the Purchased Companies shall be paid by the Seller and (ii) by Buyer shall be paid by Buyer, in each case whether or not the Closing is consummated.

(c) Termination Fee.

(i) Upon the termination of this Agreement (A) by Seller or Buyer pursuant to Section 6.1(c), Section 6.1(d) (if such order is relating to Gaming Laws) or, if the transactions contemplated hereby have not been consummated on or prior to the Outside Date and, at the time of such termination all of the conditions set forth in Article V of this Agreement shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at Closing) other than the condition set forth in Section 5.1(c), solely with respect to Required Gaming Approvals (and Section 5.1(a) solely to the extent relating to Required Gaming Approvals), pursuant to Section 6.1(b) or (B) by Seller pursuant to Section 6.1(f), Buyer shall pay to Seller $22,500,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account(s) designated by Seller within two (2) Business Days of such termination.

(ii) The payment of such amount to Seller pursuant to Section 6.2(c)(i) shall constitute liquidated damages, in full settlement of any damages of any kind or nature that Seller or the Company may suffer or allege to suffer as a result thereof, it being understood and agreed that the amount of liquidated damages represents the parties’ reasonable estimate of actual damages and does not constitute a penalty; provided that, in the event of a termination of this Agreement by Seller pursuant to Section 6.1(f) due to (x) an intentional and material breach by Buyer that has caused or resulted in the failure of any condition set forth in Section 5.1(a), Section 5.1(b) or Section 5.1(c) to be satisfied or (y) the failure of Buyer to effect the Closing when obligated to do so hereunder, Seller may elect not to receive the Termination Fee by delivering Buyer written notice of such election, together with confirmation in writing that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied as of the date of such notice, and shall thereafter be entitled to exercise any of other right or remedy available under this Agreement, applicable Law or otherwise.

(iii) In the event that the Termination Fee is paid to Seller pursuant to, and in accordance with, Section 6.2(c)(i), such payment shall be liquidated damages and upon payment of the Termination Fee to Seller, Seller and the Company shall be precluded from exercising any other right or remedy available under this Agreement, applicable Law or otherwise.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

Section 7.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Except as set forth in Article VI and Section 7.1(b) hereof, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement.

(b) (i) The representations and warranties made by Seller and Buyer, as applicable, in (i) Section 2.1 (Organization), Section 2.2 (Authority; No Conflict; Required Filings and Consent), Section 2.3 (Capitalization), Section 2.5 (Taxes), Section 2.19 (Brokers), Section 3.1 (Organization), Section 3.2 (Authority; No Conflict; Required Filings and Consents) and Section 3.3 (Brokers) shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) the expiration of the applicable statute of limitations (including any extensions thereof), (the sections in this clause (i), the “Fundamental Representations”) (ii) the representations and warranties made by Seller in Section 2.14(b), (c) and (h) (Employee Benefits) shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) three (3) years after the Closing Date and (iii) all other representations and warranties made by Seller and Buyer in this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) twelve (12) months after the Closing Date. The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties intend for the preceding two sentences to shorten the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 7.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The agreements and covenants contained in this Agreement that by their terms contemplate performance after the Closing Date will survive the Closing in accordance with their terms; however, any other covenants or agreements will terminate upon the Closing. The termination of the representations and warranties provided herein shall not affect a party (i) in respect of any claim made by such party in reasonable detail in writing received by an Indemnifying Party prior to the expiration of the applicable Survival Period provided herein, or (ii) in respect of any claim of Actual Fraud of the Indemnifying Party.

Section 7.2 Indemnification.

(a) From and after the Closing, Seller shall indemnify, save and hold harmless Buyer and its Affiliates (including after the Closing Date, the Purchased Companies) and its and their respective Representatives, successors and assigns (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Taxes, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by Seller under Article II or in any certificate delivered pursuant to Section 5.2(a) or (b) hereof;

(ii) any breach of any covenant or agreement made, or to be performed, by Seller or the Company in this Agreement for the period such covenant or agreement survives;

(iii) the Excluded Assets;

(iv) the Excluded Liabilities;

(v) (A) Taxes (including Taxes imposed on or payable by the Purchased Companies by reason of Contract, assumption, transferee or successor Liability, operation of Law, Treasury Regulations Section 1.1502-6 or otherwise) of the Purchased Companies for or attributable to any Pre-Closing Tax Period, (B) Taxes (including Taxes imposed on or payable by the Purchased Companies by reason of Contract, assumption, transferee or successor Liability, operation of Law, Treasury Regulations Section 1.1502-6 or otherwise) of the Purchased Companies for or attributable to the Pre-Closing portion of any Straddle Period (determined as provided by Section 4.12(d)), (C) Taxes of Seller or its Affiliates (excluding, for the avoidance of doubt, the Purchased Companies) for any taxable period which are imposed on or payable by the Purchased Companies by reason of Contract, assumption, transferee or successor Liability, operation of Law, Treasury Regulations Section 1.1502-6 or otherwise (excluding, for the avoidance of doubt, any Taxes relating to the Transition Services Agreement or the services thereunder), or (D) the portion of any Transfer Taxes allocated to Seller in accordance with Section 4.7(a); provided that no Buyer Indemnified Party shall be entitled to indemnification for the portion of any Transfer Taxes allocated to Buyer pursuant to Section 4.7(a); and

(vi) the matters listed on Section 7.2(a)(vi) of the Disclosure Schedules.

(b) From and after the Closing, Buyer shall indemnify, save and hold harmless Seller and its Affiliates and its and their Representatives, successors and assigns (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by Buyer under Article III or in any certificate delivered pursuant to Section 5.3(a) or (b) hereof; and

(ii) any breach of any covenant or agreement made, or to be performed, by Buyer in this Agreement for the period such covenant or agreement survives.

(c) Interpretation. Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any consequential damages (unless such consequential damages are reasonably foreseeable), special or incidental damages, claims for lost profits, or punitive or similar damages, except where such damages are recovered from an Indemnified Party by a third party. For purposes of both determining whether a breach or inaccuracy occurred and determining the dollar amount of Damages with respect to any claim resulting from any breach or inaccuracy of a representation or warranty, except with respect to Section 2.20(a), all “material”, “materiality”, “in all material respects”, or “Material Adverse Effect” qualifications or exceptions in such representation or warranty shall be disregarded.

Section 7.3 Procedure for Claims between Parties. If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice describing the claim in reasonable detail and, to the extent then reasonably ascertainable, after reasonable inquiry, the monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as reasonably practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article VII. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

Section 7.4 Defense of Third Party Claims.

(a) If any lawsuit, action, proceeding, investigation, claim or enforcement action has been or is initiated against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article VII may be sought, Notice thereof, together with copies of all notices and communication relating to such Third Party Claim, shall be given to the Indemnifying Party as promptly as reasonably practicable, but in no event more than thirty (30) days follow such Indemnified Party’s receipt of a Third Party Claim. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

(b) If it so elects at its own cost, risk and expense, the Indemnifying Party shall be entitled to:

(i) take control of the defense and investigation of such Third Party Claim at its sole cost and expense if the Indemnifying Party so notifies the Indemnified Party in writing;

(ii) employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party, other than in the case of any Excluded Liabilities) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has reasonably concluded, based on the written advice of counsel, the representation of both parties by the same counsel would be inappropriate due to an actual material conflict of interest between them, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party); and

(iii) compromise or settle such Third Party Claim, which compromise or settlement shall be made (x) only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim, without any cost, liability or admission of wrongdoing of any nature whatsoever to or by such Indemnified Party, and provides only for monetary damages that will be paid in full by the Indemnifying Party.

(c) If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d) If the Indemnifying Party fails to assume the defense of such Third Party Claim within thirty (30) calendar days after receipt of the Notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(e) If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

(f) In the event of a Third Party Claim or any other proceeding involving an Excluded Liability, at the request of Buyer, Seller shall promptly, prior to the Closing and after the Closing, use commercially reasonable efforts to remove Buyer (and after the Closing, the Company and Purchased Companies) from such proceedings to the extent relating to an Excluded Liability.

Section 7.5 Resolution of Conflicts and Claims. If the Indemnifying Party objects in writing to any claim for indemnification made by an Indemnified Party in any written Notice of a claim (an “Objection Notice”), Seller, on the one hand, and Buyer, on the other hand, shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, and Seller and Buyer shall provide information to the other party (as reasonably requested) related to the issues set forth in the Objection Notice. If Seller and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

Section 7.6 Limitations on Indemnity.

(a) No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 7.2(a)(i) hereof to the extent the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 7.2(a)(i) hereof are less than $5,500,000 (the “Deductible”); provided, that, if the aggregate of all claims for Damages for which indemnification is sought pursuant to Section 7.2(a)(i) hereof equals or exceeds the Deductible, then the Buyer Indemnified Parties shall be entitled to recover for such Damages, subject to the limitations in this Section 7.6(a), only to the extent such Damages exceed the Deductible, but in any event not to exceed the Cap. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Seller’s aggregate liability for all indemnifiable claims for Damages pursuant to Section 7.2(a)(i) exceed an amount equal to $65,000,000 (the “Cap”). Neither the Deductible nor the Cap shall apply to indemnification rights with respect to Actual Fraud or to the Fundamental Representations; and with respect to indemnification pursuant to Section 7.2(a)(i) arising out of breaches or inaccuracies of Section 2.20(a), the Deductible shall equal $500,000.

(b) In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damage for which an indemnification claim has been made and (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds). If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim is collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) up to the amount paid by Indemnifying Party to Indemnifying Party. The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this Article VII.

(c) Notwithstanding anything to the contrary contained in this Agreement, no Buyer Indemnified Party shall be entitled to indemnification with respect to any Taxes for any Post-Closing Tax Period, except to the extent attributable to the inaccuracy of the representations and warranties set forth in Section 2.5(c) or to the extent described in Section 7.2(a)(v)(C). For the avoidance of doubt, this Section 7.6(c) shall not limit the ability of the Buyer Indemnified Parties to seek indemnification for any interest, penalties or additions to Tax attributable to any Taxes arising in Pre-Closing Tax Periods or the pre-Closing portion of Straddle Periods.

Section 7.7 Payment of Damages. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article VII, within ten (10) Business Days after such amount is determined by (i) mutual agreement of the parties, (ii) a final judgment of a court or administrative body having jurisdiction over such proceeding or (iii) a final judgment of an arbitration or like panel with respect to disputes the parties have agreed to submit thereto. Amounts payable to Buyer Indemnified Parties in respect of a claim made pursuant to Section 7.2(a)(i) shall not exceed the Cap, other than with respect to Fundamental Representations (and for clarity, with respect to indemnification pursuant to Section 7.2(a)(i) arising out of breaches of Section 2.20(a), the Deductible shall equal $500,000).

Section 7.8 Exclusive Remedy. After the Closing, absent Actual Fraud, the indemnities provided in this Article VII shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however, that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Without limiting the foregoing, Buyer and Seller each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, Actual Fraud) such party may have against the other party arising under or based upon this Agreement or any schedule, exhibit, disclosure letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party (other than a legal action brought solely to enforce or pursuant to the provisions of this Article VII). Notwithstanding anything to the contrary in this Section 7.8, in the event of Actual Fraud, any Indemnified Party shall have all remedies available at law or in equity (including for tort) with respect thereto.

Section 7.9 Mitigation; No Double Recovery. Each Indemnified Party shall use its reasonable best efforts to mitigate any indemnifiable Damages. Neither Buyer nor Seller shall be entitled to receive indemnification from the other in respect of all or any portion of any Damages that was previously recovered, in each case.

Section 7.10 Tax Treatment. All indemnity payments made pursuant to this Article VII shall be deemed to be, and Buyer and Seller shall each treat such payments as, an adjustment to the Purchase Price for all federal, state, local and foreign income Tax purposes except as otherwise required by applicable Law.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Definitions.

(a) For purposes of this Agreement, the term:

“Acquisition Proposal” has the meaning set forth in Section 4.11.

“Actual Fraud” means the knowing and intentional fraud with the intent to defraud a party in the making of the representations, warranties, covenants or agreements contained herein, by Buyer or Seller, as applicable.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.

“Agreement” has the meaning set forth in the Preamble.

“Annual Financial Statements” has the meaning set forth in Section 2.4.

“Assumed Liabilities” has the meaning set forth in Section 1.1(a).

“Balance Sheet Date” has the meaning set forth in Section 2.4.

“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, or arrangements, including each other severance, retention, employment, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, in each case, that is entered into sponsored, maintained, contributed or required to be contributed to by Seller, the Company, the Company Subsidiaries for the benefit of any current or former Property Employee or under which the Company or any Company Subsidiary may have any Liability.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Las Vegas, Nevada are closed or required by Law to close.

“Buyer Disclosure Schedules” has the meaning set forth in Article III.

“Buyer Indemnified Party” has the meaning set forth in Section 7.2(a).

“Buyer Permits” has the meaning set forth in Section 3.6(a).

“Buyer” has the meaning set forth in the Preamble.

“Cap” has the meaning set forth in Section 7.6(a).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended.

“Casualty and Condemnation Proceeds” has the meaning set forth in Section 4.14(a).

“Casualty Event” has the meaning set forth in Section 4.14(a).

“Closing Date” has the meaning set forth in Section 1.3.

“Closing” has the meaning set forth in Section 1.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Benefit Plan maintained or sponsored by any Purchased Company.

“Company Intellectual Property” has the meaning set forth in Section 2.7(a).

“Company IT Systems” means the hardware, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, and software included or incorporated into any of the foregoing, owned, leased or licensed by the Company or the Company Subsidiaries.

“Company Permits” has the meaning set forth in Section 2.12(a).

“Company Subsidiaries” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Condominium Declaration” means that certain Amended and Restated Declaration of Covenants, Conditions and Restrictions and Reservation of Easements for Palms Place – a Condominium Hotel and Spa at the Palms, Las Vegas dated for reference purposes only as of January 1, 2008 made by Palms Place, LLC and recorded as Instrument No. 20080212-0002317 in the Office of the County Recorder of Clark County, Nevada.

“Confidentiality Agreement” has the meaning set forth in Section 4.3(a).

“Continuing Employee” has the meaning set forth Section 4.2(a).

“Contract” means any agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied.

“COVID” means the SARS-CoV-2 virus and related pandemic.

“COVID Actions” means any commercially reasonable actions that Seller or the Company reasonably determines is necessary or prudent for Seller or the Company or any of the Company Subsidiaries, to take in connection with (i) events surrounding any pandemic or public health emergency caused by COVID, (ii) mitigating the adverse effects such events, pandemic or public health emergency on the business of the Company or any Company Subsidiary, or (iii) protecting the health and safety of customers, employees and other business relationships and to ensure compliance with any Law or any Public Health Measure.

“Customer Database” means all customer lists, customer databases and historical records with respect to the customers of casino properties of Seller and its Affiliates, including the Company and the Company Subsidiaries, collected or maintained by or on behalf of Company or the Company Subsidiaries’ with respect to the Real Property.

“Damages” has the meaning set forth in Section 7.2(a).

“Deductible” has the meaning set forth in Section 7.6(a).

“Disclosure Schedules” has the meaning set forth in Article II.

“Encumbrances” means Liens, Liabilities, covenants, conditions, restrictions, agreements, easements, title defects, options, rights of first offer, rights of first refusal, restrictions on transfer, rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.

“Environmental Condition” means, as relating exclusively to the Real Property, the Release into the environment of any Hazardous Substance or the violation of any Environmental Law as a result of which the Company or the Company Subsidiaries (i) has or would reasonably be expected to become liable to any Person for any Liability pursuant to any Environmental Law, (ii) is in violation of any Environmental Law, (iii) is required pursuant to any Environmental Law to incur response costs for investigation or Remediation, or (iv) by reason of which any Real Property or other assets of the Company or the Company Subsidiaries would reasonably be expected to be subject to any Lien under Environmental Laws; provided, however, that none of the foregoing shall be an Environmental Condition if such matter was Remediated or otherwise corrected prior to the date hereof in accordance with, and such that no further Remediation will be required pursuant to, Environmental Law.

“Environmental Laws” means all applicable and legally enforceable foreign, federal, state and local statutes or Laws, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of the environment or, to the extent related to exposure to Hazardous Substances, health and safety, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), National Environmental Policy Act (42 U.S.C. § 4321 et seq.), Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.) and other similar state and local statutes, in effect as of the date hereof.

“Environmental Liabilities” means, as it relates to the Company and the Company Subsidiaries, all Liabilities (including all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and reasonable costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, and monetary sanctions, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any person or entity, under any Environmental Law, or arising from Environmental Conditions.

“Environmental Permits” means any permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to the Company or Company Subsidiaries, any trade or business (whether or not incorporated) (A) under common control (within the meaning of Section 4001(b)(1) of ERISA) with such entity, or (B) which, together with the Company or a Company Subsidiary, is treated as a single employer under Section 414 of the Code.

“ERISA Affiliate Liabilities” means any and all Liabilities with respect to any current or former ERISA Affiliate (A) under Title IV of ERISA or Sections 412, 430 or 4971 of the Code, (B) for violation of the continuation coverage requirements of Sections 601, et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 701, et seq. of ERISA and Sections 9801, et seq. of the Code, (C) for violation of HIPAA or the Patient Protection and Affordable Care Act of 2010, as amended or any excise taxes under Sections 4980B or 4980D of the Code, or (D) in respect of (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Asset Credit” means $2,500,000.

“Excluded Assets” has the meaning set forth in Section 1.1(b)(i).

“Excluded Assets and Liabilities Assignment and Assumption Agreement” has the meaning set forth in Section 1.4(b)(vi).

“Excluded Liability Inspection” has the meaning set forth in Section 4.3(c).

“Excluded Liabilities” means the liabilities set forth on Section 1.1(b)(ii).

“Financial Statements” has the meaning set forth in Section 2.4.

“GAAP” means United States generally accepted accounting principles, consistently applied in effect at the time in question.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or pursuant to any Gaming Law necessary for or relating to the conduct of activities by any party hereto or its Subsidiaries, including the ownership, operation, management and development of the business of the Company and the Company Subsidiaries.

“Gaming Authorities” means any administrative, regulatory or governmental agency, commission, board, body, authority or instrumentality with regulatory control or jurisdiction over the conduct of lawful gaming or gambling or the ownership of an interest therein or the sale of liquor in any jurisdiction, including the Nevada Gaming Commission, the Nevada Gaming Control Board and the Clark County Liquor and Gaming Licensing Board.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations and manufacturing and distributing operations of the business of the Purchased Companies, Seller, Buyer or any of their respective Affiliates.

“Guarantor” has the meaning set forth in the Preamble.

“Governmental Approvals” has the meaning set forth in Section 4.4(a).

“Governmental Entity” has the meaning set forth in Section 2.2(c).

“Hazardous Substance” means any pollutant, contaminant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Laws, including any quantity of asbestos, toxic mold, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), crude oil or any fraction thereof, all forms of natural gas per- and polyfluoroalkyl (PFAS) and petroleum products or by-products or derivatives.

“HSR Act” has the meaning set forth in Section 2.2(c).

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money (excluding any intercompany obligations for borrowed money, any trade payables, accounts payable and any other current liabilities), (ii) all obligations of such person in respect of letters of credit, solely to the extent drawn, (iii) all capitalized obligations under leases of any property with respect to which the lessee is required to account for such property as a capital lease in accordance with GAAP, and (iv) any accrued interest and fees related to any of the foregoing.

“Indemnified Party” has the meaning set forth in Section 7.3.

“Indemnifying Party” has the meaning set forth in Section 7.3.

“Inspection” has the meaning set forth in Section 4.3(a).

“Intellectual Property” means all foreign and domestic intellectual property rights, including all (i) patents and patent applications, and reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part, and inventions, proprietary processes, technologies and discoveries (whether or not patentable); (ii) copyrightable and copyrighted works, and all applications, registrations and renewals pertaining thereto; (iii) trademarks, service marks, trade names, trade dress and domain names, and all registrations and applications pertaining thereto and goodwill associated therewith; and (iv) trade secrets, know-how, databases and confidential technical information.

“Interim Financial Statements” has the meaning set forth in Section 2.4.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“knowledge” means, (a) when used in the phrase “knowledge of the Company,” or “Company’s knowledge” and words of similar import, the actual knowledge of Stephen Cootey, Jeffrey Welch, or Kord Nichols after reasonable investigation or (b) when used in the phrase “knowledge of Buyer” or “Buyer’s knowledge” and words of similar import, the actual knowledge of Laurens Vosloo after reasonable investigation.

“Labor Agreements” has the meaning set forth in Section 2.13.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Lease Documents” has the meaning set forth in Section 2.6(c).

“Leased Real Property” has the meaning set forth in Section 2.6(a).

“Leases” has the meaning set forth in Section 2.6(c).

“Liabilities” mean any liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Licensed Intellectual Property” has the meaning set forth in Section 2.7(b).

“Licensed Parties” has the meaning set forth in Section 3.5.

“Licensing Affiliates” has the meaning set forth in Section 3.5.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, exaction, imposition, charge or other claims of third parties of any kind or nature.

“Material Adverse Effect” means any change, event, circumstance, effect, development or state of facts that, individually or in the aggregate, is or is reasonably likely to become materially adverse to the business, assets, condition (financial or otherwise) or results of operations of the Purchased Companies, taken as a whole; provided that no change, event, circumstance, effect, development or state of facts arising out of or resulting from the following, individually or in the aggregate, shall constitute a Material Adverse Effect or be taken into account for determining whether a Material Adverse Effect has occurred: (A) changes in or affecting the (i) travel, hospitality or gaming industries generally, (ii) travel, hospitality or gaming industries in Clark County, Nevada or any other gaming market, or (iii) the financial, banking, currency or capital markets in general, in each case in the United States or any foreign jurisdiction (including interest rate and exchange rate fluctuations), (B) any change or effect resulting from the execution or public announcement of the transactions contemplated by this Agreement, (C) any act of war (whether or not declared), sabotage, terrorism, military actions or any escalation or worsening of any such acts of war (whether or not declared), sabotage, terrorism or military actions or other similar force majeure events, (D) the failure of the Purchased Companies to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings, cash floor or cash position or other financial or operating metrics for any period (provided that the underlying cause of any such failure to meet projections, budgets, forecasts or estimates may be considered in determining whether a Material Adverse Effect has occurred), (E) the taking of any action required to be taken by this Agreement or taken at Buyer’s written request or with Buyer’s written consent or the failure to take any action prohibited under this Agreement to which Buyer did not consent after being requested by Seller to do so, (F) a change in Law, in applicable regulations of any Governmental Entity, including the introduction or expansion of gaming in any jurisdiction and the adoption of or changes in any Public Health Measures, or in applicable accounting standards such as GAAP, (G) a weather-related or other force majeure event such as an earthquake, hurricane, flood, tornado or other natural disaster, (H) any outbreak of illness or other public health-related event, including the impacts of COVID, (I) the taking of any COVID Actions or (J) any Excluded Asset or Excluded Liability.

“Material Contracts” has the meaning set forth in Section 2.8.

“Net Cash Adjustment Amount” means, as of the Closing Date, an amount equal to (i) Prepaid Property Taxes, plus (ii) Prepaid Personal Property Tax, minus (iii) Advance Deposits, minus (iv) Deferred Revenue minus (v) Deferred Revenue – Long Term, in each case, as of the Closing Date and as such terms are used and calculated in a manner consistent with the Palms Schedule of Assets and Liabilities attached hereto as Schedule V.

“Neutral Accounting Firm” has the meaning set forth in Section 4.12(c).

“Non-Assignable Excluded Asset” has the meaning set forth in Section 1.1(b).

“Notified Party” has the meaning set forth in Section 4.12(e).

“Objection Notice” has the meaning set forth in Section 7.5.

“Ordinary Course of Business” shall describe any action taken by a Person if such action is (i) consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day-to-day operations since March 17, 2020, taking into account circumstances created or influenced by COVID-19 as such circumstances may evolve from time to time prior to the Closing Date, including the direct or indirect impact of Public Health Measures, and actions that are practical and reasonable in light of such circumstances or (ii) a COVID Action.

“Other Confidential Information” has the meaning set forth in Section 2.18(b).

“Outside Date” means May 3, 2022, as such date may be extended in accordance with the terms of this Agreement.

“Owned Real Property” has the meaning set forth in Section 2.6(a).

“Palms Customer” has the meaning set forth on Exhibit D.

“Palms Pension Plan” means the Palms Defined Benefit Pension Plan.

“Permitted Encumbrances” means, with respect to Seller, the Purchased Companies or the Real Property:

(i) all Title Policy and Title Commitment Exceptions;

(ii) all Liens set forth on Section 8.1(a) of the Disclosure Schedules;

(iii) all matters that would be disclosed by an existing ALTA survey provided such matters do not, individually or collectively, materially affect the value of the Real Property or interfere with the ordinary conduct of business or the current use, occupation or operation of the Real Property;

(iv) all other restrictions, easements, reservations, covenants and similar encumbrances that do not, individually or collectively, materially affect the value of the Real Property or interfere with the ordinary conduct of business or the use, occupation or operation of the Real Property and that do not secure any monetary obligations other than such obligations that are de minimis;

(v) any exclusions from coverage set forth in the jacket of the Title Policy issued by the Title Company (or such other title company selected in accordance with Section 5.2(d)) pursuant to the terms of this Agreement;

(vi) Liens and Encumbrances created or approved in writing by Buyer;

(vii) Liens or Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(viii) Liens or Encumbrances in respect of judgments or awards with respect to which Seller or the Purchased Companies shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which the Purchased Companies shall have secured a stay of execution pending such appeal or such proceeding for review;

(ix) mechanics’ and materialmen’s liens arising in the Ordinary Course of Business for amounts not yet due or for amounts that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(x) terms and conditions of licenses, permits and approvals for the Real Property and Laws of any Governmental Entity having jurisdiction over the Real Property, which are not violated by the current use, operation or occupancy of the Real Property;

(xi) the rights of tenants under the Leases;

(xii) to the extent not material, deposits by or on behalf of the Purchased Companies or the Company Subsidiaries to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business;

(xiii) to the extent not material, Liens evidenced by precautionary UCC financing statements relating to operating leases, bailments and consignments of personal property; and

(xiv) zoning, building and subdivision ordinances and land use regulations, which are not violated by the current use, operation or occupancy of the Real Property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).

“Personal Data” means information that can be used to identify a particular individual that the Company or any of the Company Subsidiaries is required to keep confidential under applicable Law.

“Players List” means a list in an electronic format reasonably acceptable to Buyer of Palms Customers as of 5:00 p.m. Pacific Time on the day immediately prior to the Closing Date and containing the information set forth in Exhibit D.

“Post-Closing Tax Period” means any taxable period beginning on or after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending before the Closing Date.

“Property Employee” means any employee of the Company or any Company Subsidiary as of the date of this Agreement or hired the Company or any Company Subsidiary between the date hereof and the Closing in compliance with Section 4.1(b)(x), in each case who primarily performs services to the Real Property.

“Property Taxes” means real, personal and intangible property Taxes.

“Property” has the meaning set forth in the Recitals.

“Proposed Allocation” has the meaning set forth in Section 1.2.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, furlough, social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19.

“Purchase Price Allocation” has the meaning set forth in Section 1.2.

“Purchase Price” has the meaning set forth in Section 1.1(a).

“Purchased Assets” has the meaning set forth in Section 1.1(a).

“Purchased Companies” means the Company and the Company Subsidiaries.

“Purchased Interest Assignment Agreement” has the meaning set forth in Section 1.4(b)(v).

“Purchased Interests” has the meaning set forth in the Recitals.

“Real Property” has the meaning set forth in Section 2.6(a).

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration into the environment.

“Remediation” or “Remediate” means a cleanup or other method used to remove or contain a Release of any Hazardous Substances at, on or under the Real Property, but only to the extent required under applicable Environmental Laws applicable to the Real Property.

“Representatives” means, with respect to either party, its officers, directors, employees, financial advisors, agents or other representatives.

“Required Gaming Approvals” has the meaning set forth in Section 5.1(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Party” has the meaning set forth in Section 7.2(b).

“Seller Employees” has the meaning set forth in Section 4.18.

“Seller’s Chips” means all of Seller’s outstanding chips, tokens, tickets and similar cash equivalents.

“Straddle Period” means any taxable period beginning before, and ending on or after, the Closing Date.

“Subsidiary Interests” has the meaning set forth in Section 2.3(c).

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Survival Period” has the meaning set forth in Section 7.1(b).

“Tax Return” means returns, reports, information statements, claims for refund and other documentation (including any additional or supporting material) filed, or required to be filed, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax, and includes any amended returns.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind in the nature of tax imposed by any Governmental Entity (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer, gains and estimated taxes and customs duties.

“Tax Claim” has the meaning set forth in Section 4.12(c).

“Tenant Lease Documents” has the meaning set forth in Section 2.6(c).

“Termination Fee” has the meaning set forth in Section 6.2(c).

“Third Party Claim” has the meaning set forth in Section 7.4(a).

“Ticking Fee” means, if the Closing Date occurs after February 3, 2022, an amount in cash equal to (x) $58,333 for each day elapsed during the period beginning on February 4, 2022 and ending on the earlier of the Closing Date and May 3, 2022, plus (y) $91,667 for each day beginning on May 4, 2022 and ending on the earlier of the Closing Date and August 3, 2022, plus (z) $166,167 for each day beginning on August 4, 2022 and ending on the earlier of (i) the Closing Date and (ii) the Outside Date (as may be extended pursuant to Section 6.1(b)).

“Title Affidavit” has the meaning set forth in Section 1.4(b)(viii).

“Title Commitments” means, collectively, (i) that certain ALTA Commitment for Title Insurance issued by the Title Company as commitment no. NCS-1061285-HHLV with a commitment date of March 31, 2021 at 7:30 AM and (ii) that certain ALTA Commitment for Title Insurance issued by the Title Company as commitment no. NCS-10613918-HHLV with a commitment date of April 12, 2021 at 7:30 AM.

“Title Company” has the meaning set forth in Section 5.2(d).

“Title Policy and Title Commitment Exceptions” has the meaning set forth in Section 2.6(e).

“Title Policy” has the meaning set forth in Section 5.2(d).

“Transition Services Agreement” has the meaning set forth in Section 1.4(b)(x).

Section 8.2 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury(a) .

(a) Buyer and Guarantor jointly and severally represent that they are not Governmental Entities and, as of the date of this Agreement, do not have sovereign immunity. If either Buyer or Guarantor obtains or is found to have any sovereign immunity or other governmental privileges or immunities, each of Buyer and Guarantor hereby expressly and irrevocably grants a waiver of any such immunity for the purpose of permitting any suit, arbitration, legal process, enforcement, proceeding or any dispute resolution method set forth in this Agreement.

(b) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Nevada, applicable to contracts executed in and to be performed entirely within the State of Nevada, without regard to the conflicts of laws principles thereof to the extent that the Laws of another jurisdiction would apply as a result of the application thereof.

(c) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and the Real Property, to the exclusive jurisdiction of any court of the State of Nevada, or Federal court of the United States of America, sitting in Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Nevada State or Federal court, and (E) to the extent such party is not otherwise subject to service of process in the State of Nevada, appoints Corporation Service Company as such party’s agent in the State of Nevada for acceptance of legal process and agrees that service made on any such agent shall have the same legal force and effect as if served upon such party personally within such state. Each of the parties hereby hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.4 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.2(C).

Section 8.3 Specific Performance. Seller, on the one hand, and Buyer on the other, hereby acknowledge and agree that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed by such party in accordance with their specific terms or otherwise are breached by such party. Accordingly, Seller, on the one hand, and Buyer on the other agree that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled, at law or in equity. Seller, on the one hand, and Buyer on the other, hereby waive (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally, (ii) when transmitted via electronic mail or facsimile (in each case, which is confirmed); provided that if such email or facsimile is delivered after 5:00 p.m. local time of the recipient, or on a day other than a Business Day, then on the next following Business Day, or (iii) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, to the parties at the addresses set forth on Schedule III (or at such other address for a party as shall be specified by like notice).

Section 8.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement are incorporated herein by reference. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Buyer, the Company and Seller will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

Section 8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Entire Agreement. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in full force and effect after the Closing. Each party hereto hereby agrees that, except for the representations and warranties contained in this Agreement, the certificates and other agreements delivered in accordance with this Agreement and the respective Disclosure Schedules, neither Seller nor Buyer makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.9 Assignment. Without the prior written consent of all of the parties hereto, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise. Any attempted assignment in violation of this Section 8.9 shall be void.

Section 8.10 Parties of Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its permitted successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except such provisions that act for the benefit of the current or former directors and officers of the Purchased Companies pursuant to Section 4.11, which current and former directors and officers are intended to be third party beneficiaries thereof.

Section 8.11 Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or PDF file (portable document format file) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.12 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 8.13 Amendment. This Agreement may not be amended other than by an instrument in writing signed on behalf of Buyer, the Company and Seller.

Section 8.14 Extension; Waiver. At any time prior to the Closing, Buyer, on the one hand, and Seller, on the other hand, may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant herein and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right or remedy hereunder shall impair such right or remedy or be construed as a waiver of, or acquiescence in, any breach hereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or any other right.

Section 8.15 Time of the Essence. Time is of the essence with respect to this Agreement and all the terms, provisions, covenants and conditions herein.

Section 8.16 Attorney-Client Privilege. Recognizing that Milbank LLP has acted as legal counsel to Seller and the Company, and that such law firm intends to act as legal counsel to Seller and its Affiliates (other than the Company) after the consummation of the Closing, Buyer agree that, as to all communications among Milbank LLP, the Company and/or Seller or their respective representatives that (i) relate to the period prior to the consummation of the Closing or (ii) otherwise relate to the negotiations of, or the transactions contemplated by, this Agreement, the attorney-client privilege, the work product privilege, the expectation of client confidence and any other legal privileges or immunities belong to Seller and its Affiliates and may be controlled by Seller and its Affiliates and shall not pass to or be claimed by the Buyer, the Company or any of their Affiliates or Subsidiaries or be waived by the Buyer, the Company or any of their Affiliates or Subsidiaries. Seller and its Affiliates may assert the attorney-client privilege, the work product privilege, the expectation of client confidence and any other legal privilege or immunity against the Buyer, the Company or any of their Affiliates or Subsidiaries to the fullest extent permitted by applicable Law. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer, the Company or any of their Subsidiaries or Affiliates and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Company may assert the attorney-client privilege, the work product privilege or any other applicable privilege or immunity from disclosure to prevent disclosure of confidential communications by Milbank LLP to such third party; provided that neither the Company nor any of its Affiliates or Subsidiaries may waive such privilege without the prior written consent of Seller.

Section 8.17 Representation. Buyer hereby agrees that, notwithstanding the fact that such law firm may be deemed from time to time to have acted as legal counsel to Seller and the Company prior to the Closing, following the Closing, Milbank LLP may act as legal counsel to Seller and/or its Affiliates, including in connection with any dispute relating to this Agreement or the transactions contemplated by this Agreement. Buyer and the Company hereby waive any conflicts of interest that may arise in connection with Milbank LLP representing Seller or its Affiliates after the Closing in connection with this Agreement and the transactions contemplated hereby, based on the fact that Milbank LLP may be deemed to have represented the Company prior to the Closing or in connection with the transactions contemplated herein.

Section 8.18 Guaranty.

(a) Guarantor irrevocably and unconditionally guarantees (the “Guaranty”) to Seller the full and timely payment by Buyer of any amounts payable to Seller or its Affiliates by Buyer or its Affiliates under this Agreement, including the Purchase Price and the Termination Fee, in each case, as required to be paid pursuant and subject to the terms and conditions of this Agreement (the “Obligations”). The Obligations shall expire and shall be of no further force and effect upon the payment of the Purchase Price or the Termination Fee in accordance with this Agreement.

(b) Guarantor hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

(i) Guarantor has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement and the performance by Guarantor of its obligations under this Agreement have been duly authorized by all necessary action on the part of Guarantor. This Agreement has been duly executed and delivered by Guarantor and constitutes the valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, subject, as to enforcement, to (A) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (B) general principles of equity; and

(ii) The execution and delivery of this Agreement does not, and the performance by Guarantor of its obligations under this Agreement will not, (A) conflict with, or result in any violation or breach of, any provision of the organizational documents of Guarantor, (B) conflict with or violate any Law applicable to the Guarantor or (C) require any material notices, reports or other filings by Guarantor with, nor any material consents by any Governmental Entity, except for any notice, report or other filing by Guarantor with, or any consent by, any Governmental Entity where the failure to make such notice, report or other filing with, or obtain such consent of, such Governmental Entity would not, individually or in the aggregate, reasonably be expected to impair or delay Guarantor’s performance of the Obligations.

(c) Guarantor shall not assign its rights, interests or obligations hereunder to any other Person without the prior written consent of Seller. Any attempted assignment in violation of this Section 8.18(c) shall be null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

COMPANY:

RRR PALMS LLC

By:	/s/ Stephen L. Cootey
Name: Stephen L. Cootey
Title: Senior Vice President and Treasurer

SELLER:

STATION CASINOS LLC

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Chief Executive Officer

BUYER:

SMGHA NEVADA, LLC

By:	/s/ Latisha Casas
Name: Latisha Casas
Title: President

GUARANTOR:

YUHAVIATAM, LLC

By:	/s/ Kenneth Ramirez
Name: Kenneth Ramirez
Title: President

[Signature page to Interest Purchase Agreement]